Filed Pursuant to Rule 424(b)(3)
Registration No. 333-224846

PROSPECTUS

54,054,053 Shares

VICI Properties Inc.

Common Stock

This prospectus relates to the offer and sale from time to time of up to 54,054,053 shares of our common stock by the selling stockholders named in this prospectus or in supplements to this prospectus. The registration of the shares of common stock to which this prospectus relates does not require the selling stockholders to offer or sell those shares. We cannot predict when or in what amounts the selling stockholders may sell any of the shares offered by this prospectus. We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations that exist with the selling stockholders.

We are not offering for sale any shares of common stock in the registration statement of which this prospectus is part. We will not receive any proceeds from the sale of our common stock by the selling stockholders, but will incur expenses. The selling stockholders from time to time may offer and sell the shares held by them directly or through underwriters, agents or broker-dealers on terms to be determined at the time of sale, as described in more detail in this prospectus or in a supplement to this prospectus. For more information, see “Plan of Distribution.”

Our common stock is listed on The New York Stock Exchange (the “NYSE”) under the symbol “VICI”. On May 9, 2018, the last sale price of our common stock as reported on the NYSE was $18.89 per share.

We intend to elect and qualify to be taxed as a real estate investment trust as defined under Section 856(a) of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. Federal income tax purposes. We currently expect such election to be effective commencing with our taxable year ending December 31, 2017. To assist us in qualifying to be taxed as a REIT, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our shares and a provision generally restricting stockholders from owning more than 9.8% in value or in number, whichever is more restrictive, of any class or series of our shares, including if repurchases by us cause a person’s holdings to exceed such limitations. In addition to the restrictions set forth above, our outstanding shares of capital stock are held subject to applicable gaming laws. Any person owning or controlling at least 5% of the outstanding shares of any class of our capital stock is required to promptly notify us of such person’s identity. See “Description of Capital Stock” for a detailed description of the ownership and transfer restrictions applicable to our shares.

Investing in our common stock involves risks. You should carefully consider the matters described under the caption “Risk Factors” beginning on page 19 of this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 21, 2018.

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or, any free writing prospectus we may authorize to be delivered to you. To the extent there are any inconsistencies between the information in or incorporated by reference in this prospectus and any prospectus supplement, you should rely on the information in the applicable prospectus supplement. Neither we nor the selling stockholders have authorized any other person to provide you with different or additional information, and if anyone provides you with different or additional information, you should not rely on it. The selling stockholders are not making an offer to sell, or soliciting an offer to buy, these securities in a jurisdiction where the offer or sale is not permitted. You should assume that the information appearing or incorporated by reference in this prospectus or in any prospectus supplement or free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents. Our business, financial condition, cash flows, operating and financial results, and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-11 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell the shares of common stock covered by this prospectus in one or more offerings. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by one or more of the selling stockholders. We may also provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. This prospectus incorporates by reference important information. You should read this prospectus, any prospectus supplement and the information incorporated by reference herein and therein before deciding to invest in shares of our common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.

TRADEMARKS AND TRADE NAMES

The names of the brands under which the properties operate are trademarks of the respective owners of those brands, and neither they nor any of their officers, directors, agents or employees:

•	have approved any disclosure in which they or the names of their brands appear; or

•	are responsible or liable for any of the content of this document.

CERTAIN NON-GAAP FINANCIAL MEASURES OF THE COMPANY

In this prospectus, we present Funds From Operations (“FFO”), Adjusted Funds From Operations (“AFFO”) and Adjusted EBITDA, which are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). These are non-GAAP financial measures and should not be construed as alternatives to net income or as an indicator of operating performance (as determined in accordance with GAAP). We believe FFO, AFFO and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of our business.

FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. Consistent with the definition used by The National Association of Real Estate Investment Trusts (“NAREIT”), we define FFO as net income (or loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate depreciation. AFFO is a non-GAAP measure that is used as a supplemental operating measure specifically to evaluate the Company’s operating performance. We calculate AFFO by adding or subtracting from FFO direct financing lease adjustments, transaction costs incurred in connection with the acquisition of real estate investments, non-cash stock-based compensation expense, amortization of debt issuance costs and original issue discount, non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), impairment charges on non-real estate assets, amortization of capitalized leasing costs and debt extinguishment gains and losses. We define Adjusted EBITDA as net income as adjusted for gains (or losses) from sales of property, real estate depreciation, direct financing lease adjustments, transaction costs incurred in connection with the acquisition of real estate investments, non-cash stock-based compensation expense, amortization of debt issuance costs and original issue discount, other non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), impairment charges on non-real estate assets, amortization of capitalized leasing costs, debt extinguishment gains and losses, provision for income taxes and interest expense, net.

Because not all companies calculate FFO, AFFO and Adjusted EBITDA in the same way we do and other companies may not perform such calculations, those measures as used by other companies may not be consistent with the way we calculate such measures and should not be considered as an alternative to net income, as a measure of operating performance or to cash flows from operating, investing and financing activities. Our presentation of these measures does not replace the presentation of our financial results in accordance with GAAP.

MARKET AND INDUSTRY DATA

Although we are responsible for all of the disclosures contained in this prospectus, this prospectus and the documents incorporated by reference herein contain industry, market and competitive position data and estimates that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the market position, market opportunity and market size information included or incorporated by reference in this prospectus are generally reliable, we have not independently investigated or verified such data. The industry forward-looking statements included or incorporated by reference in this prospectus may be materially different than our or the industry’s actual results.

GLOSSARY OF SELECTED TERMS

Unless the context otherwise requires, the following terms used throughout this prospectus have the following meanings:

“Caesars” refers to Caesars Entertainment Corporation, a Delaware corporation and guarantor of the lease payment obligations under the Formation Lease Agreement, (NASDAQ: CZR), and, unless the context otherwise requires, its consolidated subsidiaries.

“Caesars Entertainment Outdoor” refers to the historical operations of the following golf courses that were transferred from CEOC to VICI Golf on the Formation Date: the Rio Secco golf course in Henderson, Nevada; the Cascata golf course in Boulder City, Nevada; the Grand Bear golf course in Saucier, Mississippi; and the Chariot Run golf course in Laconia, Indiana.

“Call Right Agreements” refers to our option to acquire three properties from subsidiaries of Caesars pursuant to call right agreements.

“CEOC” refers to Caesars Entertainment Operating Company, Inc., a Delaware corporation, prior to the Formation Date, and following the Formation Date, CEOC, LLC, a Delaware limited liability company and the tenant, together with certain of its subsidiaries, under the Formation Lease Agreements.

“CPLV” or “Caesars Palace Las Vegas” refers to Caesars Palace Las Vegas facilities located on the Las Vegas Strip, which was transferred by CEOC to CPLV Mortgage Borrower on the Formation Date.

“CPLV CMBS Debt” refers to $1.55 billion of asset-level real estate mortgage financing of CPLV, incurred by CPLV Mortgage Borrower on October 6, 2017.

“CPLV Lease Agreement” refers to the lease agreement for Caesars Palace Las Vegas.

“CPLV Mortgage Borrower” refers to CPLV Property Owner LLC, a Delaware limited liability company, the special purpose bankruptcy remote entity that is the fee owner of CPLV (subject to the CPLV Lease Agreement) and that is indirectly wholly-owned by VICI PropCo.

“CRC” refers to Caesars Resort Collection, LLC, a subsidiary of Caesars and guarantor of the lease payment obligations under the HLV Lease Agreement.

“Eastside Property” refers to the approximately 18.4 acres of land located in Las Vegas, Nevada, east of Harrah’s Las Vegas, which we sold to Caesars in December 2017.

“Eastside Convention Center Property” refers to a convention center that Caesars may construct on the Eastside Property (which is currently anticipated to be approximately 300,000 square feet, but which must be at least 250,000 square feet in order for the put right or call right to be exercised), together with the Eastside Property and all buildings, fixtures and improvements located thereon and all real property rights and interests relating thereto.

“Formation Date” refers to October 6, 2017, the effective date of the Plan of Reorganization.

“Formation Lease Agreements” refers collectively to the CPLV Lease Agreement, the Non-CPLV Lease Agreement and the Joliet Lease Agreement.

“Formation Transactions” refers to the transactions on the Formation Date pursuant to which the historical business of Caesars Entertainment Operating Company was separated by means of a spin-off transaction whereby the real property assets and golf course operations of Caesars Entertainment Operating Company and certain of its subsidiaries were transferred through a series of transactions to VICI REIT and its subsidiaries.

“General Partner” refers to VICI Properties GP LLC, a Delaware limited liability company and wholly owned subsidiary of VICI REIT.

“HLV” or “Harrah’s Las Vegas” refers to the real estate of Harrah’s Las Vegas Hotel & Casino facility located in the Las Vegas Strip, which we purchased from a subsidiary of Caesars in December 2017.

“HLV Lease Agreement” refers to the lease agreement for the Harrah’s Las Vegas facilities.

“HLV Owner” refers to Claudine Propco LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of VICI REIT.

“Joliet Lease Agreement” refers to the lease agreement for the facilities in Joliet, Illinois.

“Las Vegas Strip” or “the Strip” refers to the four-mile stretch of Las Vegas Boulevard South of Las Vegas, Nevada.

“Lease Agreements” refers collectively to the CPLV Lease Agreement, the Non-CPLV Lease Agreement, the Joliet Lease Agreement and the HLV Lease Agreement, unless the context otherwise requires.

“Mandatory Conversions” refers to the Mandatory Preferred Conversion and the Mandatory Mezzanine Conversion.

“Mandatory Mezzanine Conversion” refers to the automatic conversion of the junior tranche of the Prior CPLV Mezzanine Debt in the aggregate amount of $250.0 million into an aggregate of 17,630,700 shares of our common stock on November 6, 2017.

“Mandatory Preferred Conversion” refers to the automatic conversion of all of our shares of Series A preferred stock into 51,433,692 shares of our common stock on November 6, 2017.

“MGCL” refers to the Maryland General Corporation Law.

“MSA” refers to metropolitan statistical area.

“Non-CPLV Lease Agreement” refers to the lease agreement for regional properties other than the facilities in Joliet, Illinois and the facilities subject to the HLV Lease Agreement.

“Operating Partnership” refers to VICI Properties L.P., a Delaware limited partnership and our operating partnership.

“Plan of Reorganization” refers to Third Amended Joint Plan of Reorganization of Caesars Entertainment Operating Company, Inc. et. al. confirmed by the United States Bankruptcy Court for the Northern District of Illinois (Chicago) on January 17, 2017.

“Prior CPLV Mezzanine Debt” refers to three tranches of mezzanine debt of CPLV in the initial aggregate principal amount of $650.0 million, of which $250.0 million was subject to the Mandatory Mezzanine Conversion on November 6, 2017 and the balance was repurchased in full in December 2017.

“Prior First Lien Notes” refers to $311.7 million aggregate principal amount of first priority senior secured floating rate notes due 2022 issued by a subsidiary of our Operating Partnership, which were discharged in full in December 2017.

“Prior Term Loans” refers to $1,638.4 million aggregate principal amount of senior secured first lien term loans under a senior secured credit facility issued by a subsidiary of our Operating Partnership, which were repaid in full in December 2017.

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“Private Equity Placement” refers to the issuance and sale in December 2017 of 54,054,053 shares of our common stock at a price of $18.50 per share in a private placement transaction, for net proceeds of approximately $963.9 million, contemporaneously with the consummation of the acquisition of the Harrah’s Las Vegas.

“Purchase Agreement” refers to that certain Purchase and Sale Agreement, dated as of November 29, 2017, by and between HLV Tenant, as seller, and Claudine Property Owner LLC, a Delaware limited liability company, as buyer, relating to the purchase of all of the equity interests in HLV Owner, the owner of the Harrah’s Las Vegas real estate.

“Put-Call Agreement” refers to the agreement between HLV Owner and certain subsidiaries of Caesars which provides for rights and obligations between Caesars and HLV Owner with respect to the Eastside Convention Center Property and HLV.

“REIT” refers to a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

“Revolving Credit Facility” refers to the five year first lien revolving credit facility entered into by VICI PropCo in December 2017.

“Second Lien Notes” refers to $766.9 million aggregate principal amount of 8.0% second-priority senior secured notes due 2023 issued by a subsidiary of our Operating Partnership in October 2017.

“Term Loan B Facility” refers to the seven year senior secured first lien term loan B facility entered into by VICI PropCo in December 2017.

“TRS” refers to a taxable REIT subsidiary.

“VICI Golf” refers to VICI Golf LLC, a Delaware limited liability company, which is a TRS and the owner and operator of the Caesars Entertainment Outdoor business.

“VICI PropCo” refers to VICI Properties 1 LLC, a Delaware limited liability company, which through its subsidiaries owns our real estate assets.

“VICI PropCo Credit Facility” refers to the new credit facility entered into by VICI PropCo in December 2017, consisting of the Term Loan B Facility and the Revolving Credit Facility.

“VICI REIT,” “VICI,” “we,” “our,” “us” and “our company” refers to VICI Properties Inc., a Maryland corporation, and, unless the context otherwise requires, its subsidiaries.

PROSPECTUS SUMMARY

This summary highlights selected information about our business and this offering and may not contain all of the information that may be important to you. You should read this entire prospectus and the information incorporated by reference into this prospectus carefully, including the information set forth under the section entitled “Risk Factors” in this prospectus and in our Form 10-K and Form 10-Qs filed with the SEC under the Securities Exchange Act of 1934, as well as our financial statements and related notes, which are incorporated by reference in this prospectus, and the other documents incorporated by reference herein, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of factors such as those set forth in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this prospectus and the documents incorporated by reference herein.

Except as otherwise indicated or unless the context otherwise requires, all references in this prospectus to “on a pro forma basis” refers to on a pro forma basis giving effect to the items described in “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Statement of Operations.”

Overview of the Company

We are an owner and acquirer of experiential real estate assets across leading gaming, hospitality, entertainment and leisure destinations. Our national, geographically diverse portfolio consists of 20 market-leading properties, including Caesars Palace Las Vegas and Harrah’s Las Vegas, two of the most iconic entertainment facilities on the Las Vegas Strip. Our entertainment facilities are leased to leading brands that seek to drive consumer loyalty and value with guests through superior services, experiences, products and continuous innovation. Across more than 36 million square feet, our well-maintained properties are located in nine states, contain nearly 14,500 hotel rooms and feature over 150 restaurants, bars and nightclubs. Our portfolio also includes approximately 34 acres of undeveloped land adjacent to the Las Vegas Strip that is leased to Caesars, which we may look to monetize as appropriate. We also own and operate four championship golf courses located near certain of our properties, two of which are in close proximity to the Las Vegas Strip. As a growth focused public real estate company, we expect our relationship with our partners will position us for the acquisition of additional properties across leisure and hospitality.

We believe we have a mutually beneficial relationship with Caesars, a leading owner and operator of gaming, entertainment and leisure properties. Our long-term triple-net Lease Agreements with subsidiaries of Caesars provide us with a highly predictable revenue stream with embedded growth potential. We believe our geographic diversification limits the effect of changes in any one market on our overall performance. We are focused on driving long-term total returns through managing assets and allocating capital diligently, maintaining a highly productive tenant base, capitalizing on strategic development and redevelopment opportunities, and optimizing our capital structure to support opportunistic growth.

Our portfolio is competitively positioned and well-maintained. Pursuant to the terms of the Lease Agreements, which require Caesars to invest in our properties, and in line with its commitment to build guest loyalty, we anticipate Caesars will continue to make strategic value-enhancing investments in our properties over time, helping to maintain their competitive position. In addition, given our scale and deep industry knowledge, we believe we are well-positioned to execute highly complementary single-asset and portfolio acquisitions to augment growth.

On February 5, 2018, we completed an initial public offering (the “IPO”) of 69,575,000 shares of common stock (which included 9,075,000 shares of common stock related to the overallotment option exercised by the underwriters in full) at an offering price of $20.00 per share for gross proceeds of $1,391.5 million, resulting in net proceeds of approximately $1,307.0 million after commissions and expenses. We utilized a portion of the net proceeds from the stock offering to: (a) pay down $300.0 million of indebtedness outstanding under the Revolving Credit Facility; (b) redeem $268.4 million in aggregate principal amount of the Second Lien Notes at a redemption price of 108% plus accrued and unpaid interest to the date of the redemption; and (c) repay $100.0 million of the Term Loan B Facility. In connection with the closing of the IPO, we listed our shares on the NYSE.

We intend to elect and qualify to be taxed as a REIT for U.S. Federal income tax purposes commencing with our taxable year ending December 31, 2017. We believe our election of REIT status combined with the income generation from the Lease Agreements will enhance our ability to make distributions to our stockholders, providing investors with current income as well as long-term growth.

Overview of Caesars

Caesars is a leading owner and operator of gaming, entertainment and leisure properties. Caesars maintains a diverse brand portfolio with a wide range of options that appeal to a variety of gaming, travel and entertainment consumers. As of March 31, 2018, Caesars operates 48 properties, consisting of 20 owned and operated properties, eight properties that it manages on behalf of third parties and 20 properties that it leases from us. Caesars or CRC guarantee the lease payment obligations of the properties leased from us.

Caesars has diverse sources of revenue, with revenues coming from gaming, food and beverage, hotel operations and from other sources, including entertainment and retail. Caesars has invested significant resources in updating its hotels, with over 50% of its rooms being renovated during the past two years. Caesars’ properties have been rewarded with 25 TripAdvisor Certificates of Excellence in 2017. Caesars’ pioneering Total Rewards® program is the gaming industry’s first, largest and most preferred loyalty program. Additionally, Caesars’ entertainment offerings have made it the number three live entertainment promoter worldwide.

The historical audited and unaudited financial statements of Caesars (which are not included or incorporated by reference in this prospectus), as the parent and guarantor of CEOC, our significant lessee, have been filed with the SEC. Caesars files annual, quarterly and current reports and other information with the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Caesars’ SEC filings are also available to the public from the SEC’s web site at www.sec.gov. We make no representation as to the accuracy or completeness of the information regarding Caesars that is contained in this prospectus, which is obtained from Caesars’ publicly available information, or that is available through the SEC’s website or otherwise made available by Caesars, and none of such publicly available Caesars’ information is incorporated by reference in this prospectus.

Overview of Our Lease Agreements with Caesars

We derive substantially all of our revenues from rental revenue from the leases of our properties to certain subsidiaries of Caesars pursuant to the Lease Agreements, each of which are “triple-net” leases with an initial term of 15 years, followed by four 5-year renewal options exercisable by the tenants, provided that for certain facilities the aggregate lease term, including renewals, may be cut back to the extent it would otherwise exceed 80% of the remaining useful life of the applicable leased property, solely at the option of the tenants. Caesars will not have any purchase option under the Lease Agreements, except with respect to the HLV Lease Agreement if we engage in certain transactions with entities deemed to be competitors, or the landlord under the lease otherwise becomes a competitor of Caesars. Under the CPLV Lease Agreement, rent is $165.0 million for the first seven years, subject to an annual escalator commencing in the second year of the lease term. Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically, with the balance of the rent amount designated as base rent and continuing to be subject to the annual escalator. At each renewal term, the base rent amount will be set at fair market value for the rent but will not be less than the amount of base rent due from the tenant in the immediately preceding year nor will the base rent increase by more than 10% compared to the immediately preceding year. Under each of the Non-CPLV Lease Agreement and Joliet Lease Agreement, rent is $433.3 million and $39.6 million, respectively, for the first seven years, subject to an annual escalator commencing in the sixth year of the lease term. With respect to the Joliet Lease Agreement, we are entitled to receive 80% of the rent thereunder pursuant to the operating agreement of our joint venture, Harrah’s Joliet Landco LLC. Beginning in the eighth year, a portion of each rent amount will be designated as variable rent and will be adjusted periodically, with the balance of the rent amount designated as lease rent and continuing to be subject to the annual escalator. At each renewal term, each base rent amount will be set at fair market value for the rent but will not be less than the amount of base rent due from the applicable tenant in the immediately preceding year nor will such base rent increase by more than 10% compared to the immediately preceding year. Under the HLV Lease Agreement, rent is $87.4 million for each of the first seven years of the lease term, subject to an annual escalator commencing in the second year of the lease term (subject to satisfaction of an EBITDAR to rent ratio commencing in the sixth year of the lease term). Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically. At each renewal term, the base rent amount will be set at fair market value for the rent but will not be less than the amount of base rent due from the tenant in the immediately preceding year nor will the base rent increase by more than 10% compared to the immediately preceding year. The Lease Agreements provide for portions of the rent to be designated as variable rent with periodic variable rent resets following the seventh year and tenth year of the leases and at the commencement of each renewal term based on the tenant’s net revenue from the facilities at such time.

Our Properties

The following table summarizes the properties that we own as of March 31, 2018. Our properties are diversified across a range of primary uses, including gaming, hotel, convention, dining, entertainment, retail, golf course and other resort amenities and activities.

Major MSAs Served	Location	Approx. Structure Sq. Ft. (000’s)	Hotel Rooms
Las Vegas—Destination Gaming
Caesars Palace Las Vegas	Las Vegas, NV	8,579	3,980
Harrah’s Las Vegas	Las Vegas, NV	4,100	2,530
Cascata Golf Course	Boulder City, NV	37	N/A
Rio Secco Golf Course	Henderson, NV	30	N/A
San Francisco / Sacramento
Harvey’s Lake Tahoe	Lake Tahoe, NV	1,670	740
Harrah’s Reno	Reno, NV	1,371	930
Harrah’s Lake Tahoe	Stateline, NV	1,057	510
Philadelphia
Caesars Atlantic City	Atlantic City, NJ	3,632	1,140
Bally’s Atlantic City	Atlantic City, NJ	2,547	1,250
Chicago
Horseshoe Hammond	Hammond, IN	1,716	N/A
Harrah’s Joliet(1)	Joliet, IL	1,011	200
Dallas
Horseshoe Bossier City	Bossier City, LA	1,419	600
Harrah’s Louisiana Downs	Bossier City, LA	1,118	N/A
Kansas City
Harrah’s North Kansas City	North Kansas City, MO	1,435	390
Memphis
Horseshoe Tunica	Robinsonville, MS	1,008	510
Tunica Roadhouse	Tunica Resorts, MS	225	130
Omaha
Harrah’s Council Bluffs	Council Bluffs, IA	790	250
Horseshoe Council Bluffs	Council Bluffs, IA	632	N/A
Nashville
Harrah’s Metropolis	Metropolis, IL	474	260
New Orleans
Harrah’s Gulf Coast	Biloxi, MS	1,031	500
Grand Bear Golf Course	Saucier, MS	5	N/A
Louisville, KY
Horseshoe Southern Indiana	Elizabeth, IN	2,510	500
Bluegrass Downs	Paducah, KY	184	N/A
Chariot Run Golf Course	Laconia, IN	5	N/A

Total	24	36,586	14,420

(1)	Owned by Harrah’s Joliet LandCo LLC, a joint venture of which VICI PropCo is the 80% owner and the managing member.

Our Competitive Strengths

We believe the following strengths effectively position us to execute our business and growth strategies:

Leading portfolio of high-quality experiential gaming, hospitality, entertainment and leisure assets.

Our portfolio features Caesars Palace Las Vegas and Harrah’s Las Vegas and market-leading regional properties with significant scale. Our properties are well-maintained and leased to leading brands, such as Caesars, Horseshoe, Harrah’s and Bally’s. These brands seek to drive loyalty and value with guests through superior service and products and continuous innovation. Our portfolio benefits from its strong mix of demand generators, including casinos, guest rooms, restaurants, entertainment facilities, bars and nightclubs and convention space. We believe our properties are well-insulated from incremental competition as a result of high replacement costs, as well as regulatory restrictions and long-lead times for new development. The high quality of our properties appeals to a broad base of customers, stimulating traffic and visitation.

Our portfolio is anchored by our Las Vegas properties, Caesars Palace Las Vegas and Harrah’s Las Vegas, which are located at the center of the Strip. We believe Las Vegas is one of the most attractive travel destinations in the United States, with a record 42.9 million visitors in 2016, according to the Las Vegas Convention and Visitors Authority. We believe Las Vegas is a market characterized by steady economic growth and high consumer and business demand with limited new supply. Our Las Vegas properties, which are two of the most iconic entertainment facilities in Las Vegas, feature gaming entertainment, large-scale hotels, extensive food and beverage options, state-of-the-art convention facilities, retail outlets and entertainment showrooms. Our Las Vegas properties continue to benefit from positive macroeconomic trends, including, according to Caesars’ publicly available information, record visitation levels in 2016 and strong convention attendance, hotel occupancy and average daily rates, among other key indicators.

Our portfolio also includes market-leading regional resorts that we believe are benefitting from significant invested capital over recent years. The regional properties we own include award-winning land-based and dockside casinos, hotels and entertainment facilities that are market leaders within their respective regions. The properties operate primarily under the Caesars, Harrah’s, Horseshoe and Bally’s trademark and brand names, which, in many instances, have market-leading brand recognition.

Under the terms of the Lease Agreements, the tenants are required to continue to invest in the properties, which we believe will enhance the value of our properties.

Formation Lease Agreements. The Formation Lease Agreements provide that CEOC is required to continue to invest in the properties subject to such Lease Agreements as follows (subject to decrease in the event a property is no longer subject to a Formation Lease Agreement):

•	annually, in a minimum amount of (a) with respect to the Non-CPLV Lease Agreement and the Joliet Lease Agreement, collectively, (x) $100.0 million in capital expenditures (which may include certain expenditures incurred by a certain CEOC affiliate or with respect to certain other CEOC assets not leased from us pursuant to the applicable Lease Agreement), and (y) 1% of the actual net revenue generated during the immediately prior year by the properties leased from us pursuant to the Non-CPLV Lease Agreement and Joliet Lease Agreement, and (b) with respect to the CPLV Lease Agreement, 1% of the actual net revenue generated during the immediately prior year by the property leased pursuant to the CPLV Lease Agreement, and

•

during every period of three calendar years, in a minimum amount of (a) with respect to the Non-CPLV Lease Agreement and the Joliet Lease Agreement, collectively, $495.0 million in capital expenditures (which may include certain expenditures incurred by a certain CEOC affiliate or with respect to other

CEOC assets not leased from us), and (b) $350.0 million in capital expenditures across the properties leased from us pursuant to the Formation Lease Agreements, and allocated amongst our properties.

HLV Lease Agreement. The HLV Lease Agreement provides that the tenant is required to invest in the property subject to such Lease Agreement as follows:

•	$171 million in capital expenditures for the period commencing January 1, 2017 and ending December 31, 2021, and

•	annually thereafter, 1% of the actual net revenue generated during the immediately prior year from such property.

Our properties feature diversified sources of revenue on both a business and geographic basis.

Our portfolio includes 20 geographically diverse casino resorts that serve numerous MSAs nationally. This diversity reduces our exposure to adverse events that may affect any single market. This also allows our tenants to derive revenue from an economically diverse set of customers who work in a variety of industries. Additionally, although the Lease Agreements are with subsidiaries of Caesars, Caesars generates revenue from a diverse set of services that it offers its customers. These include gaming, food and beverage, entertainment, hospitality and other sources of revenue. We believe that this geographic diversity and the diversity of revenue sources that our tenants derive from our leased properties improves the stability of rental revenue.

Our long-term Lease Agreements provide a highly predictable base level of rent with embedded growth potential.

Our properties are 100% occupied pursuant to our long-term triple-net Lease Agreements with subsidiaries of Caesars, providing us with a predictable level of rental revenue to support future cash distributions to our stockholders. In October 2017, we entered into the CPLV Lease Agreement, the Non-CPLV Lease Agreement for our regional properties (other than for the Joliet facilities), and the Joliet Lease Agreement, and in December 2017, we entered into the HLV Lease Agreement.

Caesars is generally not permitted to remove individual properties from the Non-CPLV Lease Agreement and has the right, following certain casualty events or condemnations, to terminate the respective Lease Agreement with respect to affected properties. Nearly all of our properties are established assets with extensive operating histories. Based on historical performance of the properties, we expect that the properties will generate sufficient revenues for Caesars’ subsidiaries to pay to us all rent due under the Lease Agreements.

Under the terms of the Lease Agreements, the tenants are responsible for ongoing costs relating to our properties thereunder, including property taxes, insurance, and maintenance and repair costs. Each Lease Agreement provides for a fixed base rent for the first seven years of the lease term, contributing to the expected stability of rental revenue. In addition, each Lease Agreement contains a fixed annual rent escalator on the base rent equal to (a) with respect to the Lease Agreements other than the HLV Lease Agreement, the greater of 2% and the increase in the Consumer Price Index commencing in the second year of the lease with respect to the CPLV Lease Agreement and in the sixth year of the lease with respect to the Non-CPLV Lease Agreement and the Joliet Lease Agreement, and (b)(i) with respect to the HLV Lease Agreement, 1% commencing in the second year of the lease term and (ii) the greater of 2% and the increase in the Consumer Price Index commencing in the sixth lease year subject to such increase not resulting in the EBITDAR to rent ratio being less than 1.6 to 1, in which event the increase will be such reduced percentage provided that such reduction shall not result in the base rent being less than the prior year’s rent. The Lease Agreements provide for portions of the rent to be designated as variable rent with periodic variable rent resets following the seventh year and tenth year of the leases and at the commencement of each renewal term based on the tenant’s net revenue from the facilities at such time. As further described below, the tenants’ payment obligations under the Lease Agreements are guaranteed by Caesars with respect to the Formation Lease Agreements and CRC with respect to the HLV Lease Agreement, which provides additional credit support.

We believe our relationship with Caesars, including our contractual agreements with it and its applicable subsidiaries, will continue to drive significant benefits and mutual alignment of strategic interests in the future.

Caesars or CRC guarantees the payment obligations of our tenants under the Lease Agreements.

All of our existing properties are leased to subsidiaries of Caesars. Caesars guarantees the payment obligations of our tenants under the Formation Lease Agreements and CRC, a subsidiary of Caesars, guarantees the payment obligations of our tenant under the HLV Lease Agreement. Caesars operates a nationally-recognized portfolio of brands, including Caesars, Harrah’s, Horseshoe and Bally’s, and operates its portfolio of properties (including the properties that are leased from us) using the Total Rewards® customer loyalty program. Core to Caesars’ cross-market strategy, the Total Rewards® program is designed to encourage Caesars’ customers to direct a larger share of their entertainment spending to Caesars. See “—Overview of Caesars” above regarding information of Caesars referred to in this prospectus.

We intend to maintain a strong balance sheet with significant financial flexibility.

In December 2017, we completed a multi-billion dollar refinancing of certain of our outstanding indebtedness. As a result, the Revolving Credit Facility is available to us to fund acquisitions and for general corporate purposes, and our Second Lien Notes become due in 2023, which we believe provides us with financial flexibility to grow our business. Over time, we intend to operate with a prudent financial strategy by growing cash flow through internal, built-in lease escalations and external acquisitions and repaying indebtedness using cash flow from operations.

Experienced management team and independent board of directors with robust corporate governance

We have an experienced management team that has been actively engaged in the leadership, acquisition and investment aspects of the hospitality, gaming, entertainment and real estate industries throughout their careers. Our Chief Executive Officer, Edward Pitoniak, and President and Chief Operating Officer, John Payne, are industry veterans with an average of 30 years of experience in the REIT industry and experiential real estate companies, during which time they were able to drive controlled growth and diversification of significant real estate and gaming portfolios. Mr. Pitoniak’s service as an independent board member of public companies provides him with a unique and meaningful management perspective and will enable him to work as a trusted steward with our independent board of directors as a trusted steward of our extensive portfolio. Our independent board of directors, which is made of highly skilled and seasoned real estate, gaming and corporate professionals, was established to ensure that there was no overlap between our tenants and the companies with which our directors are affiliated. In addition, our board of directors is not staggered, with each of our directors subject to re-election annually. Robust corporate governance in the best interests of our stockholders is of central importance to the management of our company, as we have a separate Chairman of the Board and Chief Executive Officer and all members of our audit and finance committee qualify as an “audit committee financial expert” as defined by the SEC. Directors are elected in uncontested elections by the affirmative vote of a majority of the votes cast, and stockholder approval is required prior to, or in certain circumstances within twelve months following, the adoption by our board of a stockholder rights plan.

Business and Growth Strategies

We intend to establish our company as a leading REIT, creating long term total returns for our stockholders through the payment of consistent cash distributions and the growth of our cash flow and asset base. The strategies we intend to execute to achieve this goal include:

Producing stable income with an internal growth profile.

We derive our revenues from long-term contractual cash flows pursuant to the Lease Agreements, which include annual rent escalators. We expect these escalators to provide the opportunity for stable long-term growth, which will increase the rent we receive under the Lease Agreements from an aggregate of $630.0 million in the first year of the Formation Lease Agreements and $87.4 million in the first year of the HLV Lease Agreement to an aggregate of approximately $669.6 million in the seventh year of the Formation Lease Agreements and $94.6 million in the seventh year of the HLV Lease Agreement. In addition, the Lease Agreements include periodic variable rent resets after year seven and year ten, based on the tenant’s net revenue generated from the facilities at such time, enabling us to benefit from future revenue growth at the properties.

Pursuing opportunities to acquire additional properties from Caesars.

Option Properties. We have an option to acquire three properties from Caesars pursuant to the Call Right Agreements. These agreements allow us to exercise our call rights at any time up to October 6, 2022, and apply to the following properties:

•	Harrah’s Atlantic City. Harrah’s Atlantic City is an integrated hotel and resort located in the Marina district of Atlantic City, New Jersey. Harrah’s Atlantic City has approximately 155,000 square feet of gaming space, approximately 2,600 hotel rooms and suites, and 12 major food and beverage and nightlife outlets. Additionally, it has approximately 125,000 square feet of meeting and event space that opened in 2015.

•	Harrah’s New Orleans. Harrah’s New Orleans is an integrated destination hotel and casino located in downtown New Orleans near the French Quarter, Mississippi Riverfront, Superdome and New Orleans convention center. It has approximately 125,000 square feet of gaming space, approximately 450 hotel rooms and suites, and 10 major food and beverage and nightlife outlets. Additionally, it has approximately 15,000 square feet of meeting and event space.

•	Harrah’s Laughlin. Harrah’s Laughlin is an integrated hotel and resort located on the banks of the Colorado River in Laughlin, Nevada. It has approximately 56,000 square feet of gaming space, approximately 1,500 hotel rooms and suites, and 11 major food and beverage and nightlife outlets.

Right of First Refusal. We have a right of first refusal pursuant to which we have the right, subject to certain exclusions, to (i) acquire (and lease to Caesars) any domestic gaming facilities located outside of the Gaming Enterprise District of Clark County, Nevada, proposed to be acquired or developed by Caesars, and (ii) acquire (and lease to Caesars) any of the properties that Caesars has recently agreed to acquire from Centaur Holdings, LLC, should Caesars determine to sell any such properties.

Caesars has agreed to acquire certain properties from Centaur, which include two gaming properties located in Indiana—the Hoosier Park Racing & Casino and Indiana Grand Racing & Casino—that contain approximately 400,000 square feet and have more than 2,000 slot machines and table games, as well as dining outlets and horse racing tracks. Each property also has its own horse racing course.

Potential Future Convention Center and Put-Call Agreement. In connection with our recent acquisition of Harrah’s Las Vegas from Caesars, we sold to Caesars approximately 18.4 acres of undeveloped land located behind the LINQ Hotel & Casino and Harrah’s Las Vegas. We expect that Caesars will use this land, together with certain other land, to construct a convention center of approximately 300,000 square feet adjacent to Harrah’s Las Vegas. Upon closing of our acquisition of Harrah’s Las Vegas, we entered into the Put-Call Agreement with Caesars that includes rights that we or Caesars may exercise at a specified time after the opening of the planned convention center, which, among other things, provides us the opportunity to acquire the convention center and lease it back to Caesars, subject to certain exclusions.

Other Caesars Owned Properties. We may seek to purchase additional Caesars properties. Additional owned properties of Caesars include: Octavius Tower, Las Vegas, NV; Paris Las Vegas, Las Vegas, NV; Bally’s Las Vegas, Las Vegas, NV; The Cromwell, Las Vegas, NV; Flamingo Las Vegas, Las Vegas, NV; The LINQ Hotel & Casino, Las Vegas, NV; Planet Hollywood Resort & Casino, Las Vegas, NV; Rio All Suites Hotel and Casino, Las Vegas, NV; Horseshoe Baltimore, Baltimore, MD; and Harrah’s Philadelphia, Philadelphia, PA. These properties collectively represent approximately 724,000 square feet of gaming space and have over 17,000 hotel rooms.

We will actively seek to further diversify and grow our portfolio through acquisitions of experiential real estate in dynamic markets spanning hospitality, entertainment, leisure and gaming properties.

We will actively seek to acquire additional hospitality, entertainment, leisure, and gaming-related properties from, or in partnership with, third-party owners under attractive triple-net lease and other REIT-permissible structures. We believe we are uniquely positioned to execute on this strategy, currently being one of the largest, independently-owned REITs whose board of directors and management team have direct operational and executive leadership and experience across these core industries.

Focus industries

•	Our focus is on those gaming, hospitality, entertainment, and leisure-related sectors we believe benefit from long-term demographic, economic, geographic and cultural dynamics and that deliver destination experiences to consumers.

•	The sale-leaseback market in the gaming space is of considerable size but has historically seen limited appetite to purchase large assets. We believe that the advent of large gaming REITs, like VICI, will drive the additional bifurcation of gaming operations from their real estate and fuel gaming REIT industry growth.

•	We believe the hospitality, entertainment and leisure sectors offer comparable sizable opportunities not harnessed to-date, and that our scale, experience and partnership approach can naturally aid in the facilitation of industry transactions not previously undertaken.

Asset characteristics

•	Our current real estate portfolio is differentiated by virtue of advantageous geographic market location and real estate qualities such as physical features and amenities, age, and opportunity for future value enhancement. Furthermore, our assets are of mixed-use, with casino, hospitality, retail, dining, live entertainment, convention and other components. As a result, our real estate assets attract and cater to patrons seeking business, recreational and entertainment experiences across both short social gatherings and destination-stay environments. This breadth of usage enhances our tenants’ revenue generation and provides us with unmatched lease income and stability. We will seek to replicate these attractive dynamics in our future acquisitions.

Financial characteristics

•

Our future acquisitions will be selected based on an adherence to a strict financial discipline consistent with our founding principles, including but not limited to: an established operating history, high income quality, attractive expected financial performance and sustainability of cash flows, and financially attractive purchase price and overall yield.

Lease Structure

•	We will seek to replicate our current long term, built-in escalator triple-net leases that are in place with our current tenants in our future acquisitions.

Market Overview

Las Vegas Overview

Las Vegas is one of the world’s premier entertainment, gaming, tourist, and meeting and convention destinations. With a uniquely dense concentration of approximately 40 casinos, approximately 150,000 hotel rooms, extensive convention and meeting facilities, and world-class retail, dining, and entertainment offerings, Las Vegas has broad appeal to a wide audience and attracted a record 42.9 million visitors from around the world in 2016. Total annual visitation to Las Vegas has doubled over the last 25 years, reflecting the Las Vegas market’s increasing long-term significance as a major destination for U.S. and international visitors.

Limited new supply. Limited availability of desirable land and high ongoing capital expenditure needs limit the ability of potential competitors to build new large-scale casino resorts on the Strip, a vibrant four-mile stretch of Las Vegas Boulevard South. As a result, over the next several years few lodging or gaming real estate developments of significance are expected to open along the Strip despite a rebounding Las Vegas economy.

Growing mix of revenue sources provides the market with continued diversification. The Strip has historically been dependent on commercial gaming for the majority of its revenues. However, over the last 15 years the Strip’s revenue mix has diversified, as property owners have invested heavily in non-gaming entertainment options and amenities to satisfy changes in consumer demand and increase the durability of revenues. As a result of these investments, the Strip has solidified its position as a premier destination for conventions and meetings as well as leisure travelers who are increasingly drawn to Las Vegas’ unique mix of entertainment offerings. For the year ended December 31, 2016, non-gaming revenues accounted for approximately 65% of all casino resort revenues in Las Vegas, up from just 42% in 1990.

Regional Market Overview

We own regional properties located in ten diverse and distinct markets across 9 states, many of which comprise the major U.S. regional gaming jurisdictions. Total nationwide regional gaming revenues were approximately $64 billion in 2016, equal to annual gaming revenues of approximately $320 per U.S. adult. The industry, and our regional properties, have proven to exhibit particularly attractive characteristics:

•	Attractive competitive dynamics. We believe the gaming markets in which our current tenants operate present an attractive and predictable real estate environment. The number of casinos is limited either directly through regulatory statutes (several states such as Indiana and Louisiana have limited the total number of gaming licenses) or through local level factors such as demand dynamics or geographic location constraints. While the inter and intra-state competitive environment is subject to change, we continue to believe that, as a whole, our properties are unlikely to face material incremental competition. We believe that where this may happen, it is likely to be subject to lengthy lead time construction development cycles.

•	Strategically located in proximity to a large percentage of the U.S. population. Our regional properties collectively have access to 59 million total individuals within their MSAs (18% of the U.S. population), according to the U.S. Census Bureau, and these MSAs generated $4.4 trillion of the United States’ annual gross domestic product, according to the Bureau of Economic Analysis. Our properties are also in close proximity to major U.S. population centers, with 14 of our regional properties within a three hour drive of a major U.S. population center such as Chicago, Dallas, Kansas City, Louisville, Memphis, New Orleans, Southern New York and Philadelphia.

•	Historically stable gaming revenues. According to the American Gaming Association, UNLV Center for Gaming Research and the NIGC, over the five years ending 2016 total nationwide regional gaming revenues grew by an average of 2.4% per year.

Distribution Policy

We intend to make regular quarterly distributions to holders of shares of our common stock.

Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income (with certain adjustments), determined without regard to the dividends paid deduction and excluding any net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, see “Material U.S. Federal Income Tax Considerations.”

We intend to make distributions to our stockholders to comply with the REIT requirements of the Code and to avoid or otherwise minimize paying entity level Federal income or excise tax (other than at any TRS of ours). We may generate taxable income greater than our income for financial reporting purposes prepared in accordance with GAAP. In particular, during the first several years of the leases, under the terms of the Lease Agreements (other than the HLV Lease Agreement), rental income will be allocated for tax purposes generally in an amount greater than cash rents. Further, we may generate REIT taxable income greater than our cash flow from operations after operating expenses and debt service as a result of differences in timing between the recognition of REIT taxable income and the actual receipt of cash or the effect of nondeductible capital expenditures, the creation of reserves or required debt or amortization payments. Our ability and determination to pay regular quarterly distributions is subject to various restrictions and other factors described in more detail under “Distribution Policy.”

Recent Developments

On May 8, 2018, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with Caesars related to the acquisition by the Company of two real estate assets owned by Caesars as well as modifications to certain of the lease agreements between the two companies. The Letter of Intent contemplates that the Company will acquire from Caesars the real estate assets associated with the Octavius Tower at Caesars Palace and the real estate assets associated with Harrah’s Philadelphia for $507.5 million and $241.5 million, respectively. The aggregate purchase price for these two properties will be reduced by $159 million to reflect the consideration due to the Company related to the planned lease modifications. Caesars will continue to operate both properties under the terms of the long-term leases between both companies. The planned transactions are subject to negotiation of definitive documentation, receipt of regulatory approvals and other third-party approvals and other conditions.

UPREIT—Operating Partnership Structure

We operate through an UPREIT structure. We own all the common units of our Operating Partnership. Our wholly-owned subsidiary, VICI Properties GP LLC, is the sole general partner of our Operating Partnership. As the sole general partner of our Operating Partnership, we have the exclusive power under the limited partnership agreement to manage and conduct our business and affairs. Substantially all of our assets are held by, and substantially all of our operations are conducted through, our Operating Partnership and its subsidiaries. The only portion of our assets and operations not held by, or conducted through, our Operating Partnership are our golf course operations, consisting of four golf courses, which are held by our wholly-owned subsidiary, VICI Golf, a TRS. In the future, our Operating Partnership may form other subsidiaries, which would be sister companies of VICI PropCo, to hold other assets and such subsidiaries may arrange for independent financing.

While limited partners of the Operating Partnership will not have a direct or indirect ownership interest in VICI Golf, limited partners holding common units in the Operating Partnership will be entitled to receive additional distributions from the Operating Partnership on a pro rata basis and in preference to VICI equal to an amount that is proportional to the distributions paid by VICI to its stockholders from distributions that VICI has received from VICI Golf. As a result, limited partners of the Operating Partnership would receive the same distribution per common unit as the distribution per share of common stock of VICI. Using this structure may give us an advantage in acquiring real estate properties from persons who may not otherwise be willing to sell their properties to us because of unfavorable tax consequences. Generally, a sale or contribution of property directly to a REIT is a taxable transaction to the selling property owner. Given our Operating Partnership structure, a property owner who desires to defer taxable gain on the transfer of the owner’s property may contribute the property to our Operating Partnership in exchange for common and/or preferred units in our Operating Partnership which may, subject to the terms of the operating partnership agreement, be exchanged, at the option of the Operating Partnership, for cash or shares of our common stock or preferred stock, as applicable on a one-for-one basis on or after the twelve-month anniversary of a limited partner first becoming a holder of common units of the Operating Partnership.

The following diagram depicts our ownership structure as of March 31, 2018.

Restrictions on Ownership and Transfer of our Common Stock

Subject to certain exceptions, our charter provides that no person may own, or be deemed to own by virtue of applicable attribution provisions of the Code, with respect to any class or series of our capital stock, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of such class or series of our capital stock, which we refer to as the “ownership limit,” and imposes certain other restrictions on ownership and transfer of our stock. An exemption from the 9.8% ownership limit was granted to certain stockholders, and our board may in the future provide exceptions to the ownership limit for other stockholders, subject to certain initial and ongoing conditions designed to protect our status as a REIT. Any attempted transfer of our stock that, if effective, would result in a violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void ab initio and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trustee, appointed by us, as trustee of a trust for the exclusive benefit of one or more charitable beneficiaries designated by the trustee, and the intended transferee will not acquire any rights in the shares. These restrictions are intended to protect our REIT status.

In addition to the restrictions set forth above, our outstanding shares of capital stock are held subject to applicable gaming laws. Any person owning or controlling at least 5% of the outstanding shares of any class of our capital stock is required to promptly notify us of such person’s identity. Our charter provides that any shares of our capital stock that are owned or controlled by an unsuitable person (as defined in the charter) or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by our board of directors.

The aforementioned ownership limits, restrictions and notice requirements may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets), that might provide a premium price for our stockholders or otherwise be in their best interest. See “Description of Capital Stock—Restrictions on Ownership and Transfer” and “—Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate.”

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for U.S. Federal income tax purposes commencing with our taxable year ending December 31, 2017, and expect to continue to operate in a manner that will allow us to continue to be classified as such. Our qualification as a REIT depends upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code, relating to, among other things, the sources of our gross income, the composition and value of our assets, our distribution levels and the diversity of ownership of our shares. We believe that, at the time of such election, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

The Internal Revenue Service issued a private letter ruling with respect to certain issues relevant to our separation from CEOC and our qualification as a REIT. Although we may generally rely upon the ruling, subject to the completeness and accuracy of the representations made to the IRS, no assurance can be given that the IRS will not challenge our qualification as a REIT on the basis of other issues or facts outside the scope of the ruling.

So long as we qualify to be taxed as a REIT, we generally will not be subject to U.S. Federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify to be taxed as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. Federal income tax at regular corporate rates and would be precluded from re-electing to be taxed as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify to be taxed as a REIT, we may be subject to certain U.S. Federal, state and local taxes on our income or property, and the income of VICI Golf and any other TRS of ours will be subject to taxation at regular corporate rates. See “Material U.S. Federal Income Tax Considerations.”

Selling Stockholders

The 54,054,053 shares of our common stock being registered for resale under this prospectus were issued in December 2017 in the Private Equity Placement, for net proceeds of approximately $963.8 million. The net proceeds from the transaction were used to partially fund the purchase price for the Harrah’s Las Vegas property and for working capital and general corporate purposes. The registration statement of which this prospectus is a part shall also cover any additional shares of common stock that become issuable in connection with the common stock registered for resale in this prospectus because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our outstanding shares of common stock.

At the closing of the Private Equity Placement in December 2017, we entered into a registration rights agreement with the investors pursuant to which we granted them and their permitted transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act for resale the shares of common stock acquired by the investors in the Private Equity Placement. Under the registration rights agreement, we agreed to file a resale shelf registration statement and use commercially reasonable efforts to cause it to become effective, and remain effective, thereafter. In addition, these investors will have the ability to exercise certain piggyback registration rights in respect of the shares of common stock acquired by them in the Private Equity Placement in connection with registered offerings initiated by us, and may have the ability under certain circumstances to exercise certain demand registration rights if an effective shelf registration statement is not available to the holders to sell these shares. The registration rights agreement also provides that, if requested by the managing underwriters and the company, the investors shall enter into a customary lock-up agreement in connection with certain future offerings with respect to the shares of common stock subject to the benefits of the registration rights agreement.

Pursuant to the registration rights agreement entered into with the selling stockholders, we have agreed to pay all of the costs and expenses incurred in connection with the registration statement of which this prospectus is a part, except that the selling stockholders will be responsible for any underwriting discounts and commissions attributable to the sale of their shares of common stock. Pursuant to the registration rights agreement, with respect to the parties thereto, we have agreed to pay all federal and state filing fees, all reasonable fees and expenses of counsel and all independent certified public accountants, underwriters (excluding discounts and commissions and fees and including reasonable expenses of counsel to the underwriters) and other persons retained by us, printing expenses, and all fees and expenses incurred in connection with the registration of shares in connection with the registration statement of which this prospectus is a part.

Corporate Information

We were initially organized as a limited liability company in the State of Delaware on July 5, 2016 as a wholly owned subsidiary of CEOC. On May 5, 2017, we subsequently converted to a corporation under the laws of the State of Maryland and issued shares of common stock to CEOC as part of our Formation Transactions, which shares were subsequently transferred by CEOC to its creditors as part of the Plan of Reorganization. Our principal executive offices are located at 430 Park Avenue, 8th Floor, New York, New York 10022 and our main telephone number is (702) 820-3800. Our website address is www.viciproperties.com. None of the information on, or accessible through, our website or any other website identified herein is incorporated in or constitutes a part of, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Summary Risk Factors

An investment in our common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business and growth strategies. You should carefully consider all of the information set forth and incorporated by reference in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in this prospectus and our Form 10-K and Form 10-Qs in deciding whether to invest in our common stock. Among these important risks are the following:

•	our dependence on subsidiaries of Caesars as tenant of all of our properties and Caesars or its subsidiaries as guarantor of the lease payments and the consequences any material adverse effect on their business could have on us;

•	our dependence on the gaming industry;

•	our ability to pursue our business and growth strategies may be limited by our substantial debt service requirements and by the requirement that we distribute 90% of our REIT taxable income in order to qualify for taxation as a REIT and that we distribute 100% of our REIT taxable income in order to avoid current entity level U.S. Federal income taxes;

•	the impact of extensive regulation from gaming and other regulatory authorities;

•	the ability of our tenants to obtain and maintain regulatory approvals in connection with the operation of our properties;

•	the possibility that the tenants may choose not to renew the Lease Agreements following the initial or subsequent terms of the leases;

•	restrictions on our ability to sell our properties subject to the Lease Agreements;

•	Caesars’ historical results may not be a reliable indicator of its future results;

•	our substantial amount of indebtedness and ability to service and refinance such indebtedness;

•	our historical and pro forma financial information may not be reliable indicators of our future results of operations and financial condition;

•	our inability to operate as a stand-alone company;

•	our inability to achieve the expected benefits from operating as a company independent of Caesars;

•	the possibility our separation from CEOC fails to qualify as a tax-free spin-off, which could subject us to significant tax liabilities;

•	our inability to qualify or maintain our qualification for taxation as a REIT;

•	the impact of changes to the U.S. Federal income tax laws; and

•	our reliance on distributions received from the Operating Partnership to make distributions to our stockholders due to our being a holding company.

Summary Pro Forma Financial Data

The following unaudited summary pro forma combined condensed statements of operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 give effect to the pro forma adjustments described in “Selected Historical and Pro Forma Financial Data—Unaudited Pro Forma Combined Condensed Statement of Operations,” as if they had occurred on January 1, 2017. A pro forma combined condensed balance sheet is not presented in the table below as the transactions discussed above are fully reflected in the historical consolidated balance sheet as of March 31, 2018.

The following summary financial data does not reflect the results of operations of VICI REIT for the periods indicated. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and in many cases are based on estimates and preliminary information. We believe such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments. However, the pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our results of operations would have been had the transactions to which the pro forma adjustments relate actually occurred at the beginning of the period presented.

The following table should be read in conjunction with “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements of VICI REIT, the historical combined condensed financial statements of Caesars Entertainment Outdoor, our predecessor, the combined statements of investments of real estate assets to be contributed to us and our pro forma combined condensed financial statements, and in each case, the related notes thereto, included or incorporated by reference in this prospectus.

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
	(in thousands, except per share data)
Income statement data:
Net revenues	$218,276	$887,907
Total operating expenses	(29,552)	(129,517)
Income from operations	188,724	758,390
Interest expense, net	(51,709)	(196,752)
Loss from extinguishment of debt	(23,040)	(38,488)
Income before income taxes	115,653	523,150
Provision for income taxes	(384)	(1,523)
Net income	115,269	521,627
Net income attributable to common stockholders	113,288	513,707

Weighted average number of common and potentially dilutive securities
Basic and diluted	370,128,832	370,028,510
Basic and diluted earnings per common share	0.31	1.39
FFO	113,288	513,707
AFFO	126,205	514,806
Adjusted EBITDA	175,126	707,171

(1)	FFO, AFFO and Adjusted EBITDA are not required by, or presented in accordance with, GAAP. These are non-GAAP financial measures and should not be construed as alternatives to net income or as an indicator of operating performance (as determined in accordance with GAAP). We believe FFO, AFFO and Adjusted EBITDA provide a meaningful perspective of the underlying operating performance of our business.

FFO is a non-GAAP financial measure that is considered a supplemental measure for the real estate industry and a supplement to GAAP measures. Consistent with the definition used by The National Association of Real Estate Investment Trusts (“NAREIT”), we define FFO as net income (or loss) (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate depreciation. AFFO is a non-GAAP measure that is used as a supplemental operating measure specifically for comparing year over year ability to fund dividend distribution from operating activities. AFFO is used by us as a basis to address our ability to fund our dividend payments. We calculate AFFO by adding or subtracting from FFO direct financing lease adjustments, transaction costs incurred in connection with the acquisition of real estate investments, non-cash stock-based compensation expense, amortization of debt issuance costs and original issue discount, non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), impairment charges on non-real estate assets, amortization of capitalized leasing costs and debt extinguishment gains and losses. We define Adjusted EBITDA as net income as adjusted for gains (or losses) from sales of property, real estate depreciation, direct financing lease adjustments, transaction costs incurred in connection with the acquisition of real estate investments, non-cash stock-based compensation expense, amortization of debt issuance costs and original issue discount, other non-cash interest expense, non-real estate depreciation (which is comprised of the depreciation related to our golf course operations), impairment charges on non-real estate assets, amortization of capitalized leasing costs, debt extinguishment gains and losses, provision for income taxes and interest expense, net.

Because not all companies calculate FFO, AFFO and Adjusted EBITDA in the same way as we do and other companies may not perform such calculations, those measures as used by other companies may not be consistent with the way we calculate such measures and should not be considered as alternative measures of operating income or net income. Our presentation of these measures does not replace the presentation of our financial results in accordance with GAAP.

The following table reconciles pro forma net income to FFO, AFFO and Adjusted EBITDA, in each case on a pro forma basis, for the periods presented:

	Three Months Ended March 31, 2018	Year Ended December 31, 2017
	(in thousands)
Net income attributable to common stockholders	$113,288	$513,707
Real estate depreciation	—	—

FFO	113,288	513,707
Direct financing lease adjustments	(12,914)	(56,919)
Loss on extinguishment of debt	23,040	38,488
Acquisition and transaction costs	—	9,039
Non-cash stock compensation	391	1,385
Amortization of debt issuance costs and original issue discount	1,494	5,910
Other depreciation	906	3,196

AFFO	126,205	514,806
Interest expense, net	48,537	190,842
Provision for income taxes	384	1,523

Adjusted EBITDA	$175,126	$707,171

(a)	Represents the non-cash adjustment to recognize fixed amounts due under the Lease Agreements on an effective interest basis at a constant rate of return over the terms of the leases.
(b)	Represents depreciation related to our golf course operations.

RISK FACTORS

An investment in our common stock involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described in our Form 10-K and Form 10-Qs, incorporated by reference herein, as well as the following risks, as well as the other information contained and incorporated by reference in this prospectus and any prospectus supplement, before making an investment in our common stock. If any of these risks actually occur, our business, results of operations, financial condition, cash flows and prospects, the market price of our common stock and our ability to make distributions to our stockholders and to satisfy any debt service obligations may be materially and adversely affected. This could cause the value of our common stock to decline and you could lose part or all of your investment. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that as of the date of this prospectus we deem immaterial may also have a material adverse effect on us. Some statements included in this prospectus, including statements in the documents incorporated by reference herein, in any prospectus supplement and in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to this Offering

Our common stock has only traded on the NYSE since February 1, 2018. The market price and trading volume of shares of our common stock may be volatile, which could cause the value of your investment to decline.

Our common stock has only traded on the NYSE since February 1, 2018. The market price of our common stock may be volatile. In addition, the stock markets generally may experience significant volatility, often unrelated to the operating performance of the individual companies whose securities are publicly traded. The trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines, you may be unable to resell your shares. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated variations in our quarterly results of operations or distributions;

•	changes in our earnings, FFO, AFFO or Adjusted EBITDA estimates;

•	publication of research reports about us, Caesars or the real estate or gaming industries;

•	adverse developments involving Caesars;

•	changes in market interest rates that may cause purchasers of our shares to demand a different yield;

•	changes in market valuations of similar companies;

•	market reaction to any additional capital we raise in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community about our company or industry or the economy in general;

•	the occurrence of any of the other risk factors presented or incorporated by reference in this prospectus or any prospectus supplement; and

•	general market and economic conditions.

An increase in market interest rates could cause potential investors to seek higher returns and therefore reduce demand for our common stock and result in a decline in our share price.

One of the factors that may influence the price of shares of our common stock is the return on our shares (i.e., the amount of distributions as a percentage of the price of shares of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a return which we may be unable or choose not to provide. Higher interest rates would likely increase our borrowing costs and potentially decrease the cash available for distribution. Thus, higher market interest rates could cause the market price of shares of our common stock to decline.

Future offerings of debt, which would be senior to our shares upon liquidation, and/or preferred equity securities, which may be senior to our shares for purposes of distributions or upon liquidation, could adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred shares. If a liquidation event were to occur, holders of our debt securities and preferred shares and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our shares. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Holders of shares of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on distribution payments that could limit our ability to make a distribution to the holders of shares of our common stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of shares of our common stock and diluting their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of shares of our common stock.

We cannot predict whether future issuances of our shares or the availability of shares of our common stock for resale in the open market will decrease the market price per share of shares of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could adversely affect the market price of shares of our common stock. In addition, in connection with our recent IPO, we and all of our executive officers and directors agreed, and certain of our stockholders agreed with respect to an aggregate of approximately 98,000,000 shares of our common stock, with the underwriters in the offering, subject to certain exceptions, not to offer, pledge, sell, contract to sell or otherwise transfer or dispose of or hedge any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after January 31, 2018 except with the prior written consent of Morgan Stanley & Co. LLC, in its sole discretion. If any of our stockholders cause, or there is a perception that they may cause, a large number of their shares to be sold in the public market, the sales could reduce the trading price of shares of our common stock and could impede our ability to raise future capital. The 54,054,053 shares of our common stock the selling stockholders are offering for sale under this prospectus, as well as our shares of common stock otherwise outstanding and the shares issuable under our 2017 Stock Incentive Plan, are freely tradable without restriction in the United States, unless purchased or held by one of our affiliates. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

Our earnings and cash distributions could affect the market price of shares of our common stock.

Our common stock may trade at prices that are higher or lower than the net asset value per share. To the extent that we retain operating cash flow for investment purposes, working capital reserves or other purposes rather than distributing the cash flows to stockholders, these retained funds, while increasing the value of our underlying assets, may negatively impact the market price of shares of our common stock. Our failure to meet market expectations with regard to future earnings and cash distributions could adversely affect the market price of shares of our common stock.

The historical and pro forma financial information included or incorporated by reference in this prospectus may not be a reliable indicator of future results.

We are a newly organized company with limited operating history and did not operate as a REIT or otherwise as a stand-alone business prior to the Formation Date. Therefore, our growth prospects must be considered in light of the risks, expenses and difficulties frequently encountered when any new business is formed. We cannot assure you that we will be able to successfully operate our business profitably or implement our operating policies and business and growth strategies as described in this prospectus. We urge you to carefully consider the information included or incorporated by reference in this prospectus concerning us in making an investment decision.

The financial statements and the pro forma financial information included or incorporated by reference herein may not reflect what our business, financial condition, cash flows or results of operations will be in the future now that we are a separate public company. The properties acquired by our Operating Partnership from subsidiaries of Caesars were historically operated by subsidiaries of Caesars as part of its larger corporate organization and not as a stand-alone business or independent company. The pro forma financial information that we have included or incorporated by reference in this prospectus may not reflect what our financial condition or results of operations would have been had we existed as a stand-alone business or independent entity, or had we operated as a REIT, during the periods presented. Significant changes have occurred in our cost structure, financing and business operations as a result of our operation as a stand-alone company and the entry into transactions with Caesars that have not existed historically, including the Lease Agreements and the related guarantees.

The pro forma financial information included or incorporated by reference in this prospectus was prepared on the basis of assumptions derived from available information that we believe to be reasonable. However, these assumptions may change or may be incorrect, and actual results may differ, perhaps significantly. Therefore, the pro forma financial information we have included or incorporated by reference in this prospectus may not necessarily be indicative of what our financial condition or results of operations will be in the future. For additional information about the basis of presentation of the financial information included in this prospectus, see “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, the historical consolidated financial statements of VICI REIT and the historical combined condensed financial statements of Caesars Entertainment Outdoor, our predecessor and the combined statements of investments of real estate assets to be contributed to VICI REIT, and in each case, the related notes thereto, included elsewhere in this prospectus or incorporated by reference herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference into this prospectus contain statements such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions, which constitute “forward-looking statements” within the meaning of the federal securities law. Forward-looking statements are based on our current plans, expectations and projections about future events. We caution you therefore against relying on any of these forward-looking statements. They give our expectations about the future and are not guarantees. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed in or implied by such forward-looking statements.

The forward-looking statements included in this prospectus or in documents incorporated by reference herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results, performance and achievements could differ materially from those expressed in or by the forward-looking statements and may be affected by a variety of risks and other factors, including, among others:

•	our dependence on subsidiaries of Caesars as tenant of all of our properties and Caesars or its subsidiaries as guarantor of the lease payments and the consequences any material adverse effect on their business could have on us;

•	our dependence on the gaming industry;

•	our ability to pursue our business and growth strategies may be limited by our substantial debt service requirements and by the requirement that we distribute 90% of our REIT taxable income in order to qualify for taxation as a REIT and that we distribute 100% of our REIT taxable income in order to avoid current entity level U.S. Federal income taxes;

•	the impact of extensive regulation from gaming and other regulatory authorities;

•	the ability of our tenants to obtain and maintain regulatory approvals in connection with the operation of our properties;

•	the possibility that the tenants may choose not to renew the Lease Agreements following the initial or subsequent terms of the leases;

•	restrictions on our ability to sell our properties subject to the Lease Agreements;

•	Caesars’ historical results may not be a reliable indicator of its future results;

•	our substantial amount of indebtedness and ability to service and refinance such indebtedness;

•	our historical and pro forma financial information may not be reliable indicators of our future results of operations and financial condition;

•	our inability to achieve the expected benefits from operating as a company independent of Caesars;

•	limits on our operational and financial flexibility imposed by our debt agreements;

•	our reliance on distributions received from our Operating Partnership to make distributions to our stockholders due to our being a holding company;

•	the possibility our separation from CEOC fails to qualify as a tax-free spin-off, which could subject us to significant tax liabilities;

•	the impact of changes to the U.S. Federal income tax laws;

•	the possibility of foreclosure on our properties if we are unable to meet required debt service payments;

•	the impact of a rise in interest rates on us;

•	our inability to successfully pursue investments in, and acquisitions of, additional properties;

•	our ability to consummate the pending transactions with Caesars, including the entry into definitive agreements, as well as the completion of legal and financial due diligence relating thereto;

•	the impact of natural disasters or terrorism on our properties;

•	the loss of the services of key personnel;

•	the inability to attract, retain and motivate employees;

•	the costs and liabilities associated with environmental compliance;

•	failure to establish and maintain an effective system of integrated internal controls;

•	the costs of operating as a public company;

•	our inability to operate as a stand-alone company;

•	our inability to qualify or maintain our qualification for taxation as a REIT;

•	our dividend yield could be reduced if we were to sell any of our properties in the future;

•	there can be no assurance that we will be able to make distributions to shareholders of our common stock or maintain anticipated levels of distributions over time;

•	our management team’s limited experience operating as a company that intends to qualify for taxation as a REIT;

•	competition for acquisition opportunities from other REITs and gaming companies that may have greater resources and access to capital and a lower cost of capital than us;

•	the impact of any offering or sales of our common stock pursuant to this prospectus or otherwise, including resulting tax implications; and

•	additional factors discussed in this prospectus under “Risk Factors” and in the documents incorporated by reference herein.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus and in the documents incorporated by reference herein. All forward-looking statements are made as of the date of this prospectus and the risk that actual results, performance and achievements will differ materially from the expectations expressed in or referenced by this prospectus will increase with the passage of time. Except as otherwise required by the Federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus and the documents incorporated by reference herein, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and strategies set forth in this prospectus and the documents incorporated by reference herein will be achieved.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders from time to time pursuant to this prospectus. The proceeds from the offering are solely for the account of the selling stockholders. We have agreed, however, to pay certain expenses of the selling stockholders relating to the registration of such shares under applicable securities laws.

MARKET PRICES OF COMMON STOCK & DIVIDENDS

On February 1, 2018 in connection with our IPO, our common stock began trading on the NYSE under the symbol “VICI.” Prior to this, our common stock was quoted on the OTC Markets Group, Inc.’s “Grey Market” (the “OTC Market”) under the symbol “VICI.” The following table sets forth the high and low bid quotations per share of our common stock as quoted on the OTC Market and the high and low sales price per share as reported on the NYSE, as applicable, for the periods presented. The OTC Market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Share Price		Dividends
	Low	High
2018
Second Quarter (through May 9, 2018)	$17.58	$19.44	—
First Quarter ended March 31, 2018	$17.85	$22.99	$0.16(1)

2017
October 18, 2017 to December 31, 2017	$18.00	$21.00	—

(1)	We paid a pro-rated dividend of $0.16 per share, for the period February 5, 2018 to March 31, 2018, which was payable on April 13, 2018.

As of May 9, 2018, the closing price of our common stock as reported on the NYSE was $18.89 per share. As of May 8, 2018, there were approximately 222 stockholders of record of our common stock, not including beneficial owners of shares registered in nominee or street name.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Selected Historical Financial Data

The following table sets forth the selected historical consolidated financial data of VICI REIT. The selected financial data of VICI REIT as of and for the three months ended March 31, 2018 is derived from VICI REIT’s unaudited consolidated financial statements, which are incorporated by reference in this prospectus. The selected financial data of VICI REIT as of and for the period from October 6, 2017, the date of our formation, through December 31, 2017 is derived from VICI REIT’s audited consolidated financial statements, which are incorporated by reference in this prospectus.

The following selected financial data should be read in conjunction with the consolidated financial statements of VICI, “-Unaudited Pro Forma Combined Condensed Statement of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the combined statements of investments of real estate assets to be contributed to VICI REIT and the pro forma combined condensed financial statements of VICI REIT, and in each case, the related notes thereto.

	Three Months Ended March 31, 2018	Period from October 6, 2017 to December 31, 2017
	(in thousands)
Income statement data:
Net revenues	$218,276	$187,609
Total operating expenses	29,552	43,413

Income from operations	188,724	144,196
Interest expense, net	(51,197)	(63,072)
Loss on extinguishment of debt	(23,040)	(38,488)

Income before income taxes	114,487	42,636
Income tax (expense) benefit	(384)	1,901

Net Income	114,103	44,537
Net income attributable to noncontrolling interests	1,981	1,875

Net income attributable to common shareholders	$112,122	$42,662

Other data:
Net cash provided by operating activities	$122,483	$129,440
Net cash used in investing activities	(345)	(1,136,251)
Net cash provided by financing activities	612,479	1,148,446
Depreciation	906	751
Capital expenditures	345	51

Balance sheet data (as of period end):
Cash and cash equivalents	$918,215	$183,646
Total assets	10,486,239	9,739,712
Long-term debt	4,119,263	4,785,756
Total VICI stockholders’ equity	6,051,900	4,691,489

The following table sets forth the selected historical combined financial data of Caesars Entertainment Outdoor as our predecessor, the operations of which were contributed to VICI Golf on October 6, 2017 as part of our Formation Transactions. These operations are comprised of: the Rio Secco golf course in Henderson, Nevada; the Cascata golf course in Boulder City, Nevada; the Grand Bear golf course in Saucier, Mississippi; and the Chariot Run golf course in Laconia, Indiana. The selected financial data of Caesars Entertainment Outdoor as of and for the period from January 1, 2017 through October 5, 2017 and for each of the two years in the period ended December 31, 2016 is derived from Caesars Entertainment Outdoor’s audited combined financial statements, which are incorporated by reference in this prospectus. The selected financial data of Caesars Entertainment Outdoor for the three months ended March 31, 2017 is derived from Caesars

Entertainment Outdoor’s unaudited combined financial statements, which are incorporated by reference in this prospectus. The selected financial data of Caesars Entertainment Outdoor for the year ended December 31, 2014 has been derived from the audited combined financial statements of Caesars Entertainment Outdoor, which have not been included in this prospectus.

The following selected financial data should be read in conjunction with the historical combined financial statements of Caesars Entertainment Outdoor, our predecessor, “-Unaudited Pro Forma Combined Condensed Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the pro forma combined condensed financial statements of VICI REIT, and in each case, the related notes thereto, included elsewhere or incorporated by reference in this prospectus.

	Period from January 1 to October 5, 2017	Three Months Ended March 31, 2017	Year Ended December 31,
			2016	2015	2014
	(in thousands)
Income statement data:
Net revenues	$14,136	$4,633	$18,785	$18,077	$18,908
Total operating expenses	14,136	4,633	18,778	18,059	18,869

Income from operations	—	—	7	18	39
Interest expense, net	—	—	(7)	(18)	(39)
Loss on extinguishment of debt	—	—	—	—	—

Income before income taxes	—	—	—	—	—
Income tax (expense) benefit	(2)	—	—	3	4

Net income	(2)	—	—	3	4

Other data:
Net cash provided by operating activities	$2,129	$909	$2,721	$2,888	$3,073
Net cash used in investing activities	(1,924)	(66)	(869)	(732)	(11)
Net cash used in financing activities	(1,014)	(1,685)	(1,283)	(2,026)	(2,968)
Depreciation	2,445	805	3,030	2,882	2,904
Capital expenditures	1,924	66	869	798	17

Balance sheet data (as of period end):
Cash and cash equivalents	$111		$920	$351
Total assets	89,253		90,475	92,034
Long-term debt	—		—	14
Liabilities subject to compromise	249		265	267
Stockholders’ equity	83,141		84,143	85,375

Unaudited Pro Forma Consolidated Condensed Financial Information

The following unaudited pro forma consolidated condensed statements of operations for the three months ended March 31, 2018 and for the year ended December 31, 2017 give effect to (i) the 2017 Transactions described below and (ii) the IPO as if they had occurred on January 1, 2017. A pro forma combined condensed balance sheet is not presented as the transactions discussed above are fully reflected in the historical consolidated balance sheet as of March 31, 2018. The unaudited pro forma consolidated condensed financial statements have been prepared in accordance with Article 11 of Regulation S-X.

The following unaudited pro forma consolidated condensed financial information does not reflect the results of operations of VICI REIT for the periods indicated. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and in many cases are based on estimates and preliminary information. The assumptions underlying the pro forma adjustments are described in the accompanying notes to the unaudited pro forma combined condensed financial statements. We believe such assumptions are reasonable under the circumstances and reflect the best currently available estimates and judgments. However, the pro forma financial information may not be indicative of our future performance and does not necessarily reflect what our results of operations would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated above.

The unaudited pro forma combined condensed financial statements should be read in conjunction with “—Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical consolidated financial statements of VICI REIT, the historical combined condensed financial statements of Caesars Entertainment Outdoor, our predecessor, and the combined statements of investments of real estate assets to be contributed to VICI REIT, and in each case, the related notes, included elsewhere or incorporated by reference in this prospectus.

The following unaudited pro forma consolidated condensed financial statements give effect to (i) the 2017 Transactions that are not fully reflected in the historical financial statements, which present the period from October 6, 2017 to December 31, 2017 and (ii) the Initial Public Offering, which closed on February 5, 2018.

2017 Transactions

•	the execution of the Lease Agreements on the Formation Date;

•	the incurrence by subsidiaries of VICI REIT of approximately $4.917 billion of indebtedness on the Formation Date and the use of proceeds therefrom;

•	the entry into the Golf Course Use Agreement on the Formation Date;

•	the acquisition of Harrah’s Las Vegas for a purchase price of approximately $1.14 billion on December 22, 2017; and

•	the incurrence by subsidiaries of VICI REIT of approximately $2.6 billion of indebtedness on December 22, 2017, comprised of a $2.2 billion Term Loan B Facility and a $400 million Revolving Credit Facility, the refinancing of all of the outstanding indebtedness under the Prior Term Loans and the Prior First Lien Notes and the repurchase of all of the then outstanding Prior CPLV Mezzanine Debt.

Unaudited Pro Forma Combined Condensed Statement of Operations

for the Three Months Ended March 31, 2018

(in thousands, except share and per share amounts)

	VICl REIT (aa)	Pro Forma Adjustments		Total Pro Forma
Revenues
Earned income from direct financing leases	$182,036	$—		$182,036
Rental income from operating leases	12,209	—		12,209
Tenant reimbursement of property taxes	17,243	—		17,243
Golf-related	6,788	—		6,788

Net revenues	218,276	—		218,276
Operating Expenses
General and administrative	7,308	—		7,308
Depreciation	906	—		906
Property taxes	17,243	—		17,243
Golf-related	4,095	—		4,095

Total operating expenses	29,552	—		29,552

Operating income	188,724	—		188,724
Interest expense	(52,875)	1,166	(dd)	(51,709	)(hh)
Interest income	1,678	—		1,678
Loss from extinguishment of debt	(23,040)	—		(23,040)

Income before income taxes	114,487	1,166		115,653
Income tax (provision) benefit	(384)	—		(384)

Net income	114,103	1,166		115,269
Less: Net income attributable to noncontrolling interests	1,981	—		1,981

Net income attributable to common shareholders	$112,122	$1,166		$113,288

Weighted average number of common and potentially dilutive securities outstanding
Basic				370,128,832
Diluted				370,128,832
Basic earnings per common share				$0.31

Diluted earnings per common share				$0.31	(ii)

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma combined condensed financial information.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Year Ended December 31, 2017

(in thousands, except share and per share amounts)

	VICI REIT (bb)	Caesars Entertainment Outdoors (cc)	Pro Forma Adjustments (ee)		Total Pro Forma
Revenues
Earned income from direct financing leases	$150,171	$—	$583,568		$733,739	(ff)
Rental income from operating leases	11,529	—	36,971		48,500	(ff)
Tenant reimbursement of property taxes	19,558	—	58,674		78,232
Golf-related	6,351	14,136	6,949		27,436

Net revenues	187,609	14,136	686,162		887,907
Operating Expenses
General and administrative	9,939	1,382	12,029		23,350
Depreciation	751	2,445	—		3,196
Property taxes	19,558	—	58,674		78,232
Golf-related	4,126	10,309	1,265		15,700
Acquisition and transaction expense	9,039	—	—		9,039

Total operating expenses	43,413	14,136	71,968		129,517

Operating income	144,196	—	614,194		758,390
Interest expense	(63,354)	—	(133,680	)(gg)	(197,034	)(hh)
Interest income	282	—	—		282
Loss from extinguishment of debt	(38,488)	—	—		(38,488)

Income before income taxes	42,636	—	480,514		523,150
Income tax (provision) benefit	1,901	—	(3,424)		(1,523)

Net income	44,537	—	477,090		521,627
Less: Net income attributable to noncontrolling interests	1,875	—	6,045		7,920

Net income attributable to common shareholders	$42,662	$—	$471,045		$513,707

Weighted average number of common and potentially dilutive securities outstanding
Basic					370,028,510
Diluted					370,028,510
Basic earnings per common share					$1.39

Diluted earnings per common share					$1.39	(ii)

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma combined condensed financial information.

Note 1—Statement of Operations Pro Forma Adjustments

(aa)	Represents the results of operations derived from the historical audited consolidated financial statements of VICI REIT for the three months ended March 31, 2018, incorporated by reference in this prospectus.

(bb)	Represents the results of operations derived from the historical audited consolidated financial statements of VICI REIT for the period from October 6, 2017 through December 31, 2017, incorporated by reference in this prospectus.

(cc)	Represents the results of operations derived from the historical audited combined financial statements of Caesars Entertainment Outdoor for the period from January 1, 2017 through October 5, 2017, incorporated by reference in this prospectus. Caesars Entertainment Outdoor was transferred to VICI Golf on the Formation Date, including the historical expenses directly associated with the assets contributed by CEOC, comprised of depreciation, property taxes, insurance, operating expenses and payroll costs.

(dd)	Assuming LIBOR of 1.9%, this adjustment represents the net change in interest expense resulting from the Company using the net proceeds from the IPO to (a) pay down $300 million of indebtedness outstanding under the Revolving Credit Facility with an interest rate of 4.15% (LIBOR plus 2.25%); (b) redeem $268.4 million in aggregate principal amount of Second Lien Notes with a fixed interest rate of 8.0%; and (c) repay $100.0 million of the Term Loan B Facility with an interest rate of 4.15% (LIBOR plus 2.25%). Additionally, this adjustment includes a 0.25% interest rate reduction from LIBOR plus 2.25% to LIBOR plus 2.00% on the remaining $2,100.0 million pro forma aggregate principal amount of Term Loan B Facility indebtedness outstanding on February 5, 2018. For purposes of this pro forma presentation, the reduction in indebtedness from the use of the net proceeds from the IPO have been applied to the pro forma combined condensed statement of operations assuming they occurred on January 1, 2017.

(ee)	Represents the adjustments to present the following transactions consummated during 2017 that are not fully reflected in the historical statements, which present the period from October 6, 2017 to December 31, 2017:

•	Earned income from direct financing lease agreements associated with the rent from the Formation Lease Agreements, which were entered into on October 6, 2017, and from the HLV Lease Agreement, which was entered into on December 22, 2017, collectively the “Lease Agreements.” The lease agreements are accounted for as direct financing lease agreements.

Under the CPLV Lease Agreement, base rent is $165.0 million for the first seven years with an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the second year. Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the property through the end of the lease term.

Under each of the Non-CPLV Lease Agreement and Joliet Lease Agreement, base rent is equal to $433.3 million and $39.6 million, respectively, for the first seven years with an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the sixth year. With respect to the Joliet Lease Agreement, we are entitled to receive 80% of the rent pursuant to the operating agreement of our joint venture, Harrah’s Joliet Landco LLC. Beginning in the eighth year, a portion of each rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the respective properties through the end of the lease term.

Under the HLV Lease Agreement, base rent is $87.4 million for the first seven years with an annual increase of 1% for the first five years and an annual increase of the greater of 2% and the increase in the Consumer Price Index commencing in the sixth year. Beginning in the eighth year, a portion of the rent amount will be designated as variable rent and will be adjusted periodically to reflect changes in net revenue for the property through the end of the lease term.

At each renewal term, the base rent amount of each of our Lease Agreements will be set at the fair market value for the rent but will not be less than the amount of rent due from the tenant in the immediately preceding year nor will the rent increase by more than 10%

compared to the immediately preceding year. The portion of the overall rent amount attributable to any facility for which the renewal term extends beyond 80% of its useful life will be adjusted to fair market value for that facility.

Base rent and variable rent that are known at the lease commencement date will be recorded on an effective interest method basis over the thirty-five year lease term, which includes the initial fifteen-year non-cancelable lease term and all four five-year tenant optional renewal terms under the Lease Agreements, as such renewal terms have been determined to be reasonably assured.

For the year ended December 31, 2017, our portion of pro forma rent payments under the Formation Lease Agreements and the HLV Lease Agreement accounted for under the direct financing lease method total $581.5 million and $87.4 million, respectively. Pro forma earned income from the Formation Lease Agreements and the HLV Lease Agreement is $640.7 million and $92.6 million, respectively.

The difference of $59.2 million for the Formation Lease Agreements represents an adjustment of $51.7 million to recognize fixed amounts due on an effective interest basis at a constant rate of return over the lease term and $7.5 million of rent attributable to non-controlling interest.

The difference of $5.2 million for the HLV Lease Agreement represents the adjustment to recognize fixed amounts due on an effective interest basis at a constant rate of return over the lease term.

•	The portion of lease income associated with the rent from the Formation Lease Agreements that is accounted for under the operating lease method. Rental income was allocated to operating assets based on CEOC’s incremental borrowing rate in accordance with ASC 840.

•	The reimbursement from our tenants for the property taxes paid by our tenants under the Lease Agreements with offsetting expenses recorded in operating expenses, as two of our subsidiaries are the primary obligors.

•	Golf-related revenues resulting from the Golf Course Use Agreement entered into on October 6, 2017 by and among subsidiaries of VICI Golf, CEOC and Caesars Enterprise Services, LLC (among others). Revenues under this agreement are comprised of a membership fee, use fee and minimum rounds fee.

•	General and administrative expenses, including payroll costs and external audit fees incurred independently to operate VICI REIT as an independent company.

We also expect to incur additional costs, including but not limited to salaries. Additionally, we have incremental costs as a result of becoming a publicly traded company.

We estimate that our general and administrative costs for VICI REIT on a consolidated basis, including costs of operating as an independent company, could result in additional general and administrative expenses of $3 million to $5 million per year.

•	Golf-related expenses resulting from the allocation of corporate general and administrative expenses discussed above, including payroll costs and external audit fees incurred independently to operate VICI REIT as an independent company.

•	Income tax expense expected to be incurred by Caesars Entertainment Outdoor as a taxable REIT subsidiary based on an estimated effective income tax rate of 21% in accordance with the tax reform bill signed into law at the end of 2017.

•	Net income attributable to non-controlling interests with respect to the Joliet Lease Agreement, pursuant to which we are entitled to receive 80% of the $39.6 million rent pursuant to the operating agreement of our joint venture, Harrah’s Joliet Landco LLC.

(ff)	The accounting treatment of the Lease Agreements is bifurcated between operating leases and direct financing leases. We recognize lease income with respect to the buildings and a portion of the land under the direct financing lease method, and rental revenue with respect to a certain portion of the land under the operating lease method.

For the year ended December 31, 2017, pro forma cash received under our Lease Agreements was $717.4 million of which $48.5 million was accounted for under the operating lease method and $668.9 million was accounted for under the direct financing lease method.

Rental income from operating leases was $48.5 million in 2017 on a pro forma basis. Pro forma earned income from direct financing leases for the year 2017 was $725.8 million. On a pro forma basis, earned income from direct financing leases exceeded cash payments accounted for using the direct financing lease method due to the adjustments to recognize fixed amounts due on an effective interest basis at a constant rate of return over the lease term.

(gg)	Assuming LIBOR of 1.9%, this adjustment represents the net change in interest expense to reflect:

•	The debt issued on the Formation Date, including $1,638.4 million of Prior Term Loans; $311.7 million aggregate principal amount of Prior First Lien Notes; $766.9 million aggregate principal amount of Second Lien Notes; $1,550.0 million of CPLV CMBS Debt and $650.0 million of CPLV mezzanine debt for a total aggregate face value of debt of $4,917.0 million. The weighted average interest rate on the outstanding debt at formation was 5.36%. These transactions were consummated on October 6, 2017 and are not fully reflected in the historical statements, which present the period from October 6, 2017 to December 31, 2017. For purposes of this pro forma presentation, these transactions have been applied to the pro forma combined condensed statement of operations assuming they occurred on January 1, 2017.

•	The buy down of $1,638.4 million and $311.7 million aggregate principal amount of senior secured Prior Term Loans and first-priority Prior First Lien Notes, respectively, with interest rates of 5.40% (LIBOR plus 3.5%); the buy down of $400.0 million aggregate principal amount of Prior CPLV Mezzanine Debt with a weighted average fixed interest rate of 7.1%; partially offset by the issuance of $2,200.0 million and $300.0 million aggregate principal amount of Term Loan B Facility and Revolving Credit Facility, respectively, with a weighted average interest rate of 4.15% (LIBOR plus 2.25%) and amortization of debt issuance cost and original issue discount of $5.9 million for the year ended December 31, 2017. These transactions were consummated on December 22, 2017 and are not fully reflected in the historical statements, which present the period from October 6, 2017 to December 31, 2017. For purposes of this pro forma presentation, these transactions have been applied to the pro forma combined condensed statement of operations assuming they occurred on January 1, 2017.

•	The company using the net proceeds from its February 5, 2018 initial public offering to (a) pay down $300.0 million of indebtedness outstanding under the Revolving Credit Facility with an interest rate of 4.15% (LIBOR plus 2.25%); (b) redeem $268.4 million in aggregate principal amount of Second Lien Notes with a fixed interest rate of 8.0%; and (c) repay $100.0 million of the Term Loan B Facility with an interest rate of 4.15% (LIBOR plus 2.25%). Additionally, this adjustment includes a 0.25% interest rate reduction from LIBOR plus 2.25% to LIBOR plus 2.00% on the remaining $2,100.0 million pro forma aggregate principal amount of Term Loan B Facility indebtedness outstanding following the company’s initial public offering. For purposes of this pro forma presentation, the reduction in indebtedness from the use of the net proceeds from the initial public offering have been applied to the pro forma combined condensed statement of operations assuming they occurred on January 1, 2017.

(hh)	Represents interest expense related to pro forma borrowings by our subsidiaries as of March 31, 2018. It is estimated that a 1% increase or decrease in the annual interest rate on our variable rate obligations would increase or decrease our annual cash interest expense by approximately $21.0 million on an annual basis.

(ii)	Diluted earnings per share is computed using the weighted-average number of common shares and the effect of potentially dilutive securities outstanding during the period.

PROPERTIES

The following table summarizes the properties that we own as of March 31, 2018. Our properties are diversified across a range of primary uses, including gaming, hotel, convention, dining, entertainment, retail, golf course and other resort amenities and activities.

Major MSAs Served	Location	Approx. Structure Sq. Ft. (000’s)	Hotel Rooms
Las Vegas—Destination Gaming
Caesars Palace Las Vegas	Las Vegas, NV	8,579	3,980
Harrah’s Las Vegas	Las Vegas, NV	4,100	2,530
Cascata Golf Course	Boulder City, NV	37	N/A
Rio Secco Golf Course	Henderson, NV	30	N/A
San Francisco / Sacramento
Harvey’s Lake Tahoe	Lake Tahoe, NV	1,670	740
Harrah’s Reno	Reno, NV	1,371	930
Harrah’s Lake Tahoe	Stateline, NV	1,057	510
Philadelphia
Caesars Atlantic City	Atlantic City, NJ	3,632	1,140
Bally’s Atlantic City	Atlantic City, NJ	2,547	1,250
Chicago
Horseshoe Hammond	Hammond, IN	1,716	N/A
Harrah’s Joliet(1)	Joliet, IL	1,011	200
Dallas
Horseshoe Bossier City	Bossier City, LA	1,419	600
Harrah’s Louisiana Downs	Bossier City, LA	1,118	N/A
Kansas City
Harrah’s North Kansas City	North Kansas City, MO	1,435	390
Memphis
Horseshoe Tunica	Robinsonville, MS	1,008	510
Tunica Roadhouse	Tunica Resorts, MS	225	130
Omaha
Harrah’s Council Bluffs	Council Bluffs, IA	790	250
Horseshoe Council Bluffs	Council Bluffs, IA	632	N/A
Nashville
Harrah’s Metropolis	Metropolis, IL	474	260
New Orleans
Harrah’s Gulf Coast	Biloxi, MS	1,031	500
Grand Bear Golf Course	Saucier, MS	5	N/A
Louisville, KY
Horseshoe Southern Indiana	Elizabeth, IN	2,510	500
Bluegrass Downs	Paducah, KY	184	N/A
Chariot Run Golf Course	Laconia, IN	5	N/A

Total	24	36,586	14,420

(1)	Owned by Harrah’s Joliet LandCo LLC, a joint venture of which VICI PropCo is the 80% owner and the managing member.

Description of our Properties

Las Vegas

Caesars Palace Las Vegas

Caesars Palace is a hotel and casino resort located in Las Vegas, Nevada. It was opened in 1966 and features six hotel towers uniquely designed to address the varied demands of our diverse customer base, 124,181 square feet of casino space including over 1,400 slot and table gaming units, a 14,187 square foot high limit casino area, a 4,557 square foot high limit slots area and a 24-hour poker room, approximately 300,000 square feet of meeting, convention and ballroom facilities, the 4,300-seat Colosseum entertainment venue, the 81,300 square foot OMNIA Nightclub, over 20 restaurants, lounges and bars, approximately 702,000 square feet of retail space, approximately 40,450 square feet of spa facilities and five swimming pools spanning eight acres.

Harrah’s Las Vegas

Harrah’s Las Vegas is a hotel and casino resort located in Las Vegas, Nevada. It was constructed in 1973 and features 90,600 square feet of casino space, 1,210 slot machines and 90 gaming tables. The property has 2,530 rooms and suites, 1,600 of which have been renovated over the past two years, 16 restaurants and bars, retail shopping, spa services and 24,000 square feet of meeting space.

San Francisco/Sacramento

Harrah’s Lake Tahoe

Harrah’s Lake Tahoe is a hotel and casino resort located on Lake Tahoe in Stateline, Nevada. It consists of a 45,136 square foot casino with nearly 900 slot and table-gaming units, a 510 room hotel and 18,000 square feet of meeting and event space. The property features eleven restaurants, shopping and nightlife venues and amenities, such as a spa and salon.

Harvey’s Lake Tahoe

Harvey’s Lake Tahoe is a hotel and casino resort located on Lake Tahoe in Stateline, Nevada. It consists of a 44,200 square foot casino, including over 800 slot and table-gaming units, a 740 room hotel and 19,000 square feet of meeting and event space. The property features nine restaurants, nightlife venues and amenities, such as an outdoor pool.

Harrah’s Reno

Harrah’s Reno is a hotel and casino resort located in Reno, Nevada. It consists of a 40,200 square foot casino, including over 650 slot and table-gaming units, a 930 room hotel and 21,765 square feet of meeting and event space. The property features six restaurants, nightlife venues and amenities, such as a spa and salon and an outdoor pool.

Philadelphia

Bally’s Atlantic City

Bally’s Atlantic City is a hotel and casino resort located along the Boardwalk in Atlantic City, New Jersey. It was opened in 1979 and consists of a 121,624 square foot casino, including over 1,900 slot and table-gaming units, a 1,251 room hotel, 63,589 square feet of convention center space, eight restaurants, four lounges and bars, shopping venues and a spa with indoor pool.

Caesars Atlantic City

Caesars Atlantic City is a hotel and casino resort located in Atlantic City, New Jersey. It was opened in 1979 and consists of an 115,225 square foot casino, including over 1,900 slot and table-gaming units, a 1,141 room hotel, 28,590 square feet of convention center space, a 1,100 seat concert venue, a 10,000 square foot multi-level nightclub, over 15 lounges and bars, a spa and an indoor/outdoor rooftop pool. The property also features 15 restaurants and shopping and entertainment venues and amenities.

Chicago

Harrah’s Joliet

Harrah’s Joliet is a hotel and casino resort located in the Chicagoland area of Illinois owned by a joint venture of which VICI PropCo is the 80% owner and managing member. It consists of a 39,000 square foot casino, including over 1,000 slots and table-gaming units, a 200 room hotel, four restaurants and 6,110 square feet of meeting and event space. The property also features nightlife offerings.

Horseshoe Hammond

Horseshoe Hammond is a casino resort located in Hammond, Indiana. It consists of a 121,479 square foot casino, including over 2,600 slot and table-gaming units and a 2,500 seat concert venue. The property features seven restaurants as well as nightlife offerings.

Dallas

Harrah’s Louisiana Downs

Louisiana Downs is a “racino” located in Bossier City, Louisiana. It consists of a 12,000 square foot casino, including over 800 slot units and a race track. The property features five casual restaurants and three bars onsite.

Horseshoe Bossier City

Horseshoe Bossier City is a hotel and casino resort located in Bossier City, Louisiana. It consists of a 28,100 square foot casino, including over 1,400 slot and table-gaming units, a 604 room hotel and 21,594 square feet of meeting and event space. The property features seven restaurants, nightlife venues and amenities, such as a spa and an outdoor pool, and is adjacent to the Louisiana Boardwalk outlets.

Kansas City

Harrah’s North Kansas City

Harrah’s North Kansas City is a hotel and casino resort located in North Kansas City, Missouri. It consists of a 60,100 square foot casino, including over 1,300 slot and table-gaming units, a 390 room hotel and 12,800 square feet of meeting and event space. The property features four restaurants as well as nightlife venues.

Memphis

Horseshoe Tunica

Horseshoe Tunica is a hotel and casino resort located in Robinsonville, Mississippi. It consists of a 63,000 square foot casino, including nearly 1,200 slot and table-gaming units, a 505 room hotel and 2,079 square feet of meeting and event space. The property features six restaurants and entertainment venues and amenities, such as a spa and outdoor pool.

Tunica Roadhouse

Tunica Roadhouse is a hotel and casino resort located in Tunica Resorts, Mississippi. It consists of a 33,000 square foot casino, including over 700 slot and table-gaming units, a 130 room hotel and 10,200 square feet of meeting and event space. The property features entertainment venues and amenities, such as a spa and outdoor pool.

Omaha

Harrah’s Council Bluffs

Harrah’s Council Bluffs is a hotel and casino resort located in Council Bluffs, Iowa, across the Missouri River from Omaha, Nebraska. It consists of a 25,000 square foot casino, including over 500 slot and table gaming units, a 250 room hotel, three restaurants and 5,731 square feet of meeting and event space. The property also features nightlife offerings.

Horseshoe Council Bluffs

Horseshoe Council Bluffs is a casino resort located in Council Bluffs, Iowa. It consists of a 78,800 square foot casino, including over 1,400 slot and table-gaming units. The property features three restaurants as well as nightlife offerings.

Nashville

Harrah’s Metropolis

Harrah’s Metropolis is a hotel and casino resort located in Metropolis, Illinois. It consists of a 23,669 square foot casino, including over 850 slot and table-gaming units and a 260 room hotel. The property features three restaurants as well as nightlife offerings.

New Orleans

Harrah’s Gulf Coast

Harrah’s Gulf Coast is a hotel and casino resort located in Biloxi, Mississippi, which replaced the former Grand Casino Biloxi which was destroyed by Hurricane Katrina. It was opened in 2006 and consists of a 31,300 square foot casino, including over 500 slot and table-gaming units and a 500 room hotel. The property features five restaurants, a 16,000 square foot spa and salon and an outdoor pool. The Great Lawn, a festival-style green space, features a 10.5 acre outdoor concert space along the waterfront. The resort also has access via the Golf Course Use Agreement, to Grand Bear Golf Course, an 18-hole course set over 650 acres of rolling land in the piney woods of the DeSoto National Forest. The course, designed by Jack Nicklaus, is considered one of the top courses in the Southern United States and is a short drive from the casino.

Louisville

Bluegrass Downs

Bluegrass Downs is a live harness horse racing track located in Paducah, Kentucky.

Horseshoe Southern Indiana

Horseshoe Southern Indiana is a hotel and casino resort located in Elizabeth, Indiana. It consists of an 86,600 square foot casino, including over 1,700 slot and table-gaming units, a 503 room hotel and 24,000 square feet of convention center space. The property features eight restaurants and entertainment venues and amenities, such as a spa and local golf course.

Golf Courses

We own and operate four golf courses, located near some of our properties, two of which are close to Caesars Palace and Harrah’s Las Vegas. Cascata was built in 2000 by golf course architect Rees Jones. It is located southeast of Las Vegas, in Boulder City, Nevada approximately 25 miles from the Strip, and includes a clubhouse with a restaurant, golf shop, and event space.

Chariot Run is a Bill Bergin-designed, equestrian-themed, bent-grass course. It opened in 2002 and is located 12 miles from the Horseshoe Southern Indiana Casino. The course includes a clubhouse with a dining room, pro shop and event space. Grand Bear is an 18-hole course set over 650 acres of rolling land in the piney woods of the DeSoto National Forest. The course, designed by Jack Nicklaus is considered one of the top courses in the Southern United States. The course includes a clubhouse with a restaurant and golf shop. Rio Secco, designed by Rees Jones, opened in 1997 and is located in the south Las Vegas foothills, in Henderson, Nevada, approximately 14 miles from the Strip. The course operates the Butch Harmon School of Golf and includes a clubhouse with a restaurant, golf shop and event space.

Mortgages, Liens or Encumbrances

In connection with the VICI PropCo Credit Facility and the Second Lien Notes, certain subsidiaries of VICI PropCo have entered into mortgages or deeds of trust and will enter into additional mortgages or deeds of trust against its properties for the benefit of the lenders under such indebtedness. Similarly, in connection with the CPLV CMBS Debt, CPLV Mortgage Borrower has entered into a deed of trust against the CPLV facilities as well as other pledges and security agreements for the benefit of the lenders under such facilities. In addition, certain mechanic’s liens and similar liens recorded by contractors performing work on behalf of the tenants on the properties subject to the Lease Agreements may attach to, and constitute liens on, our interests in those properties.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock. This summary does not purport to be complete and is subject to and is qualified in its entirety by reference to our charter and bylaws and applicable provisions of the MGCL. While we believe the following summary covers the material terms of our capital stock, the description may not include all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the other documents we refer to for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

General

Our charter authorizes us to issue up to 700,000,000 shares of common stock, $0.01 par value per share, and up to 50,000,000 shares of preferred stock, $0.01 par value per share, of which 12,000,000 shares are classified as Series A preferred stock, $0.01 par value per share. Our charter authorizes our board of directors, without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock that we are authorized to issue or the number of authorized shares of any class or series, subject to the terms of any outstanding preferred stock.

As of March 31, 2018, 370,128,832 shares of our common stock are issued and outstanding, and no shares of preferred stock are issued or outstanding.

Under Maryland law, a stockholder generally is not liable for a corporation’s debts or obligations solely as a result of the stockholder’s status as a stockholder.

Common Stock

Subject to the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer” and the voting rights of holders of outstanding shares of any other class or series of our stock, holders of our common stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock will not have cumulative voting rights in the election of directors.

Holders of our common stock will be entitled to receive dividends if as and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of outstanding shares of any class or series of our stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock will not have preemptive, subscription, redemption, preference, exchange, conversion or appraisal rights. There will be no sinking fund provisions applicable to the common stock. All shares of our common stock will be fully paid and nonassessable and will have equal dividend and liquidation rights. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock or any other class or series of stock we may authorize and issue in the future.

Under Maryland law, a Maryland corporation generally may not amend its charter, consolidate, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or dissolve unless the action is advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. As permitted by Maryland law, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter, except for amendments to the charter provisions relating to indemnification, limitation of liability and amendments to our charter, which require the affirmative vote of stockholders entitled to cast 75% of all of the votes entitled to be cast on those matters. See “Certain Provisions of Maryland Law and Our Charter and Bylaws.” Maryland law also permits a corporation to transfer all or substantially all of its assets without the approval of its stockholders to an entity owned, directly or indirectly, by the corporation. In addition, because many of our operating assets are held by our subsidiaries, these subsidiaries will be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify and Issue Stock

Subject to the rights of holders of any outstanding shares of our preferred stock, our board of directors will be able to, without approval of holders of our common stock, classify and reclassify any unissued shares of our stock into other classes or series of stock, including one or more classes or series of stock that have preference over our common stock with respect to dividends or upon liquidation, or have voting rights and other rights that differ from the rights of the common stock, and authorize us to issue the newly-classified shares. Before authorizing the issuance of shares of any new class or series, our board of directors will be required to set, subject to the provisions in our charter relating to the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of stock. In addition, our charter authorizes our board of directors, with the approval of a majority of our board of directors and without stockholder approval, to amend our charter to increase or decrease the aggregate number of shares of stock, or the number of shares of any class or series of stock, that we are authorized to issue, subject to the rights of holders of our preferred stock. These actions will be able to be taken without the approval of holders of our common stock unless such approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which any of our stock is listed or traded.

Preferred Stock

Prior to issuance of shares of each class or series of preferred stock having terms not already established pursuant to our charter, our board of directors is required by the MGCL and our charter to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each such class or series. Our board of directors could authorize the issuance of shares of preferred stock that have priority over our common stock with respect to dividends or rights upon liquidation or with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Series A Preferred Stock

Of the 50,000,000 shares of preferred stock authorized for issuance under our charter, 12,000,000 shares are classified as Series A preferred stock, $0.01 par value per share, all of which were issued on the Formation Date and automatically converted on November 6, 2017 in accordance with the terms of the Series A preferred stock into shares of our common stock. As a result of this conversion, none of the authorized shares of Series A preferred stock are currently issued or outstanding. Our board of directors has no plans to issue any shares of Series A preferred stock as currently constituted, and given the terms applicable to the Series A preferred stock and the circumstances in which originally issued, any such additional issuance would be impractical. Our board of directors could, however, without stockholder approval, reclassify the authorized but unissued shares of Series A preferred stock as preferred stock without further designation, or into one or more other or additional series or classes of our capital stock, pursuant to its power to reclassify stock, as described above, and cause us to issue the newly-classified shares, subject, however, to the rights of holders of any then outstanding shares of our preferred stock.

Our charter sets forth the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption and conversion, and other applicable terms, of our authorized Series A preferred stock. Our charter provides that the Series A preferred stock ranks, with respect to rights upon liquidation or involuntary liquidation, dissolution or winding up of our affairs, senior to all classes or series of our common stock, and any other class or series of preferred stock established after the original issue date of the Series A preferred stock, except any such class or series designated as senior or pari passu to the Series A preferred stock, or issued upon the requisite approval of the holders of the Series A preferred stock. Our charter sets forth the terms upon which dividends are payable on outstanding shares of Series A preferred stock, but further provides that no dividends were payable on the Series A preferred stock prior to the mandatory conversion on November 6, 2017. Our charter also includes terms regarding optional redemption, voting rights, and board observer rights, as applicable to any outstanding shares of Series A preferred stock and any holders thereof. The terms of the Series A preferred stock provide for no maturity date, nor is the Series A preferred stock subject to any sinking fund. However, the terms of the Series A preferred stock provide for the mandatory conversion described above, as a result of which all previously issued shares of Series A preferred stock have been converted, and no shares of Series A preferred stock are currently outstanding. For detail regarding these and other terms applicable to our authorized Series A preferred stock, we encourage you to read carefully the terms thereof, as set forth in our charter.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. Federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year.

Our charter contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, our charter provides that no person or entity will be able to beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, with respect to any class or series of our capital stock, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of such class or series of our capital stock.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of 9.8% or less of a class or series of our capital stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquirer or another individual or entity to own our stock in excess of the ownership limit.

An exemption from the 9.8% ownership limit was granted to certain stockholders, and our board may in the future provide exceptions to the ownership limit for other stockholders, subject to certain initial and ongoing conditions designed to protect our status as a REIT. In addition, our charter provides that our board of directors will have the power to, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, exempt a person from the ownership limit or establish a different limit on ownership for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. As a condition to granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors will be able, but will not be required, to require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our charter provides that our board of directors will be able to increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) could beneficially own, in the aggregate, more than 50% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose percentage ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our charter also provides that:

•	any person is prohibited from owning shares of our stock that, if effective, would cause us to constructively own more than 10% of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT;

•	any person is prohibited from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person is prohibited from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons.

Our charter provides that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any other restrictions on ownership and transfer of our stock discussed above, and any person who owned or would have owned shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, will be required to give immediate written notice of such an event or, in the case of a proposed or attempted transfer, give at least five days’ prior written notice to us and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The provisions of our charter relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Our charter provides that any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be void ab initio and the intended transferee will acquire no rights in such shares of stock. Our charter provides that any attempted transfer of our stock that, if effective, would result in a violation of the ownership limit (or other limit established by our charter or our board of directors), any person owning shares of our stock that, if effective, would cause us to constructively own more than 10% of the ownership interests, assets or net profits in (i) any of our tenants or (ii) any tenant of one of our direct or indirect subsidiaries, to the extent such ownership would cause us to fail to qualify as a REIT, or our being “closely held” under Section 856(h) of the Code or our otherwise failing to qualify as a REIT will be void ab initio and the intended transferee will acquire no rights in such shares of stock and, if such voidness is not effective, the number of shares causing the violation (rounded up to the nearest whole share) will be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. Our charter provides that if the transfer to the trust as described above does not occur or is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer which, if effective, would have resulted in a violation on the restrictions of ownership and transfer of our stock, will be void ab initio and the intended transferee will acquire no rights in such shares of stock.

Our charter provides that shares of our stock held in the trust will be issued and outstanding shares. The intended transferee may not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Our charter provides that any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand by us. Pursuant to our charter, subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by an intended transferee before our discovery that the shares have been transferred to the trustee and to recast the vote in accordance with the direction of the trustee acting for the benefit of the charitable beneficiary of the trust.

Pursuant to our charter, within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person, designated by the trustee, that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our charter. After such sale of the shares, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute to the intended transferee, an amount equal to the lesser of:

•	the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event that resulted in the transfer to the trust at the market price of the shares on the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds received by the trustee for the shares.

Any net sales proceeds in excess of the amount payable to the intended transferee shall be paid to the charitable beneficiary.

Our charter provides that shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, in the case of a gill, devise or other such transaction, at market price, at the time of such gift, devise or other such transaction; and

•	the market price on the date we accept, or our designee accepts, such offer.

The amount payable to the transferee may be reduced by the amount of any dividends or other distributions that we paid to the intended transferee before we discovered that the shares had been transferred to the trust and that is owed by the intended transferee to the trustee as described above. We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Pursuant to our charter, upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the intended transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner will be required to, on request, disclose to us such information as we may request in order to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Redemption of Securities Owned or Controlled by an Unsuitable Person or Affiliate

In addition to the restrictions set forth above, all of our outstanding shares of capital stock will be held subject to applicable gaming laws. Any person owning or controlling at least 5% of the outstanding shares any class of our capital stock will be required to promptly notify us of such person’s identity. Our charter provides that any shares of our capital stock that are owned or controlled by an unsuitable person or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, to the extent required by the gaming authorities making the determination of unsuitability or to the extent determined to be necessary or advisable by our board of directors. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price. The redemption price with respect to any securities to be redeemed will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or if the gaming authority does not require a price to be paid (including if the finding of unsuitability is made by our board of directors alone), an amount that in no event exceeds (1) the market price of such securities as reported on a securities exchange, a generally recognized reporting system or domestic over-the-counter market, as applicable, or (ii) if such securities are not quoted by any recognized reporting system, then the fair market value thereof, as determined in good faith and in the reasonable discretion of the board of directors. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as determined by us. If all or a portion of the redemption price is paid with a promissory note, such note shall have a ten year term, bear interest at 3% and amortize in 120 equal monthly installments and contain such other terms determined by our board.

Our charter provides that the redemption right is not exclusive and that our capital stock that is owned or controlled by an unsuitable person or an affiliate of an unsuitable person may also be transferred to a trust for the benefit of a designated charitable beneficiary, and that any such unsuitable person or affiliate will not be entitled to any dividends on the shares or be entitled to vote the shares or receive any proceeds from the subsequent sale of the shares in excess of the lesser of the price paid by the unsuitable person or affiliate for the shares or the amount realized from the sale, in each case less a discount in a percentage (up to 100%) to be determined by our board of directors in its sole and absolute discretion.

Our charter requires any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all costs, including attorneys’ fees, incurred by us and our affiliated companies as a result of the unsuitable person’s ownership or control or failure to promptly divest itself of any securities of VICI REIT when and in the specific manner required by a gaming authority or by our charter.

Under our charter, an unsuitable person will be defined as one who (i) fails or refuses to file an application, or has withdrawn or requested the withdrawal of a pending application, to be found suitable by any gaming authority or for any gaming license, (ii) is denied or disqualified from eligibility for any gaming license by any gaming authority, (iii) is determined by any gaming authority to be unsuitable or disqualified to own or control any of our capital stock, (iv) is determined by any gaming authority to be unsuitable to be affiliated, associated or involved with a person engaged in gaming activities or holding a gaming license in any gaming jurisdiction, (v) causes any gaming license of our company or any of our affiliates to be lost, rejected, rescinded, suspended, revoked or not renewed, or causes our company or any of our affiliates to be threatened by any gaming authority with the loss, rejection, rescission, suspension, revocation or non-renewal of any gaming license, or (vi) is deemed likely, in the sole and absolute discretion of our board, to preclude or materially delay or jeopardize any gaming license, cause or otherwise result in, the disapproval, cancellation, termination, material adverse modification or non-renewal of any material contract to which our company or our affiliates is a party, or cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any gaming license of our company or any of our affiliates.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company.

Certain Provisions of Maryland Law and Our Charter and Bylaws

The following summary of certain provisions of Maryland law and of our charter and bylaws is only a summary, and is subject to, and qualified in its entirety by reference to, our charter and bylaws and the applicable provisions of the MGCL. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Election and Removal of Directors

Our charter and bylaws provide that the number of our directors may be established only by our board of directors but may not be more than fifteen or fewer than the minimum number permitted by the MGCL, which is one. The number of directors is currently set at seven. Our bylaws provide for the election of directors, in uncontested elections, by a majority of the votes cast. In contested elections, the election of directors shall be by a plurality of the votes cast. Our bylaws provide that a director may not be an “unsuitable person” as defined in our charter, and that the term of office of any director found by our board of directors to be an unsuitable person will expire.

Our bylaws provide that any vacancy on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum of the board of directors except that a vacancy created by the removal of a director by stockholders may also be filled by the requisite vote or consent of stockholders set forth in our bylaws.

Our charter also provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect one or more directors, a director may be removed, with or without cause, by the affirmative vote of stockholders holding a majority of all of the shares of our stock entitled to vote generally in the election of directors.

Amendment to Charter and Bylaws

Except as provided in our charter with respect to indemnification, limitation of liability and amendments to our charter, which require the affirmative vote of stockholders entitled to cast 75% of all the votes entitled to be cast on those matters, amendments to our charter must be advised by our board of directors and approved by the affirmative vote of our stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors and our stockholders, by the affirmative vote of not less than a majority of all shares then outstanding and entitled to be cast on the matter have the power to amend our bylaws, provided that the section of our bylaws relating to the opt out from the control share acquisition statute may not be amended except by the vote of at least two-thirds of all votes entitled to be cast on the matter, and the section of our bylaws relating to amending the bylaws, and the last sentence of the section of our bylaws relating to stockholder rights plans, may not be amended except by the vote of at least 75% of all votes entitled to be cast on the matter.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, and, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially, directly or indirectly, owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the corporation’s then outstanding voting stock.

A person is not an interested stockholder under the MGCL if the corporation’s board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and the interested stockholder generally must be recommended by the corporation’s board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The MGCL provides various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our charter provides that, notwithstanding any other provision of our charter or our bylaws, the Maryland Business Combination Act (Title 3, Subtitle 6 of the MGCL) will not apply to any business combination between us and any interested stockholder of ours and that we expressly elect not to be governed by the provisions of Section 3-602 of the MGCL in whole or in part. Any amendment to such provision of our charter must be approved by the affirmative vote of stockholders entitled to cast a majority of all votes entitled to be cast on the matter. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to a business combination between us and any other person. As a result, any person described in the preceding sentence may be able to enter into a business combination with us that may not be in the best interests of our stockholders, without compliance with the supermajority vote requirements and other provisions of the statute. We cannot assure you that this provision of our bylaws will not be amended or repealed in the future. In that event, business combinations between us and an interested stockholder or an affiliate of an interested stockholder would be subject to the five-year prohibition and the super-majority vote requirements.

Control Share Acquisitions

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquirer is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from us. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain limitations and conditions, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last acquisition of control shares by the acquiring person in a control share acquisition; or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, then as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of the voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting any acquisition of our stock by any person from the foregoing provisions on control shares. In the event that our bylaws are amended by our stockholders to modify or eliminate this provision, acquisitions of our common stock may constitute a control share acquisition and may be subject to the control share acquisition statute.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”) permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or a resolution of its board of directors and without the need for stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, unless the charter or a resolution adopted by the board of directors prohibits such election, to be subject to any or all of five provisions, including:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

•	a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and

•	a provision that a special meeting of stockholders must be called upon stockholder request only on the written request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting.

We do not currently have a classified board. Our charter provides that we are prohibited from electing to be subject to any or all of the provisions of Title 3, Subtitle 8 of the MGCL unless such election is first approved by the affirmative vote of stockholders of not less than a majority of all shares of ours then outstanding and entitled to be cast on the matter.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) vest in our board of directors the exclusive power to fix the number of directors, and (2) require the request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting to call a special meeting (unless the special meeting is called by our board of directors, the chairman of our board of directors, our president or chief executive officer as described below under “—Special Meetings of Stockholders”).

Special Meetings of Stockholders

Our board of directors, the chairman of our board of directors, our president or our chief executive officer may call a special meeting of our stockholders. Our bylaws provide that a special meeting of our stockholders to act on any matter that may properly be considered at a meeting of our stockholders must also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by our bylaws.

Stockholder Action by Written Consent

The MGCL generally provides that, unless the charter of the corporation authorizes stockholder action by less than unanimous consent, stockholder action may be taken by consent in lieu of a meeting only if it is given by all stockholders entitled to vote on the matter. Our charter permits stockholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws provide that any action required or permitted to be taken at any meeting of the holders of common stock entitled to vote generally in the election of directors may be taken without a meeting (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders or (b) if the action is advised, and submitted to the stockholders for approval, by our board and a consent in writing or by electronic transmission of stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders is delivered to us in accordance with Maryland law. We will be required to give notice of any action taken by less than unanimous consent to each stockholder not later than ten days after the effective time of such action.

Competing Interests and Activities of Our Directors or Officers

Our charter provides that we have the power to renounce, by resolution of the board of directors, any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities or classes or categories of business opportunities that are (i) presented to us or (ii) developed by or presented to one or more of our directors or officers.

Advance Notice of Director Nomination and New Business

Our bylaws provide that nominations of individuals for election as directors and proposals of business to be considered by stockholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (3) by any stockholder present in person or by proxy who was a stockholder of record at the time of provision of notice by the stockholders and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business, who is not an “unsuitable person” as defined in our charter, and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 150th day or later than the close of business on the 120th day before the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our stockholders. Nominations of individuals for election as directors at a special meeting of stockholders may be made only (1) by or at the direction of our board of directors or any duly authorized committee of our board of directors or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Stockholders generally must provide notice to our secretary not earlier than the 120th day before such special meeting or later than the later of the close of business on the 90th day before such special meeting or the tenth day after the first public announcement of the date of the special meeting and the nominees of our board of directors to be elected at the meeting.

A stockholder’s notice must contain certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Charter and Bylaws

The restrictions on ownership and transfer of our stock discussed under the caption “—Restrictions on Ownership and Transfer of our Common Stock” prohibit any person from acquiring, with respect to any class or series of our capital stock, more than 9.8% (in value or by number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of such class or series of our capital stock without the approval of our board of directors. These provisions may delay, defer or prevent a change in control of us. Further, subject to the rights of holders of preferred stock, our board of directors has the power to increase the aggregate number of authorized shares and classify and reclassify any unissued shares of our stock into other classes or series of stock, and to authorize us to issue the newly-classified shares, as discussed under the captions “—Common Stock” and “—Power to Reclassify and Issue Stock,” and could authorize the issuance of shares of common stock or another class or series of stock, including a class or series of preferred stock, that could have the effect of delaying, deferring or preventing a change in control of us. We believe that the power to increase the aggregate number of authorized shares and to classify or reclassify unissued shares of common or preferred stock, without approval of holders of our common stock, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our charter and bylaws also provide that the number of directors may be established only by our board of directors, which prevents our stockholders from increasing the number of our directors and filling any vacancies created by such increase with their own nominees. The provisions of our bylaws discussed above under the captions “—Special Meetings of Stockholders” and “—Advance Notice of Director Nomination and New Business” require stockholders seeking to call a special meeting, nominate an individual for election as a director or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of directors and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a stockholder proponent’s interest in us and adequate time to consider stockholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our stockholders to remove incumbent directors or fill vacancies on our board of directors with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our common stockholders or otherwise be in the best interest of our stockholders.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our present or former directors or officers or other employees or stockholders to us or to our stockholders, as applicable, or any standard of conduct applicable to our directors, (c) any action asserting a claim against us or any of our present or former directors or officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (d) any action asserting a claim against us or any of our present or former directors or officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits us to include a provision in our charter eliminating the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) a final judgment based upon a finding that his or her action or failure to act was the result of active and deliberate dishonesty by the director or officer and was material to the cause of action adjudicated. Our charter contains a provision that eliminates our directors’ and officers’ liability to us and our stockholders for money damages to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter were to provide otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a part to, or witness in, by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, the MGCL prohibits us from indemnifying a director or officer who has been adjudged liable in a suit by us or on our behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the standard of conduct for indemnification set forth above or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

Our charter provides that we will have the power to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

Our charter and bylaws provide that we have the power, with approval of our board, to provide such indemnification and advance of expenses to a person who served a predecessor of us in any such capacity described above and to any employee or agent of us or a predecessor of us.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

We have purchased and maintain insurance on behalf of all of our directors and executive officers against liability asserted against or incurred by them in their official capacities, whether or not we are required to have the power to indemnify them against the same liability.

Description of Our Operating Partnership Agreement

We have summarized the material terms of the limited partnership agreement of our Operating Partnership. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the limited partnership agreement of VICI Properties L.P., a form of which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

Our Operating Partnership, VICI Properties L.P., is a Delaware limited partnership. All of our assets (other than the golf course assets), are held by, and all of our operations (other than the golf course operations) are and will be conducted through, our Operating Partnership, either directly or through subsidiaries. VICI Properties GP LLC, our wholly-owned subsidiary, is the sole General Partner of our Operating Partnership.

In the future, some of our property acquisitions could be financed by issuing partnership units in exchange for property owned by third parties. Such third parties would then be entitled to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to their respective percentage interests in our Operating Partnership. Holders of outstanding partnership units will on the twelve-month anniversary a limited partner first becoming a holder of common units of the Operating Partnership (subject to the terms of the limited partnership agreement), have the right to elect to redeem their partnership units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the election to redeem, subject to our right to acquire the partnership units tendered for redemption in exchange for an equivalent number of shares of our common stock, subject to the restrictions on ownership and transfer of our stock to be set forth in our charter. The partnership units will not be listed on any securities exchange or quoted on any inter-dealer quotation system.

Provisions in the limited partnership agreement may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions also make it more difficult for third parties to alter the management structure of our Operating Partnership without the concurrence of our board of directors. These provisions include, among others:

•	redemption rights of limited partners and certain assignees of partnership units or other Operating Partnership interests;

•	transfer restrictions on partnership units and restrictions on admission of partners;

•	a requirement that VICI Properties GP LLC may not be removed as the General Partner of our Operating Partnership without its consent;

•	the ability of the General Partner in some cases to amend the limited partnership agreement and to cause our Operating Partnership to issue preferred partnership interests in our Operating Partnership with terms that it may determine, in either case, without the approval or consent of any limited partner; and

•	the right of any future limited partners to consent to transfers of units of other Operating Partnership interests except under specified circumstances, including in connection with mergers, consolidations and other business combinations involving us.

Purpose, Business and Management

Our Operating Partnership is formed for the purpose of conducting any business, enterprise or activity permitted by or under the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), including (1) to conduct the business of ownership, construction, reconstruction, development, redevelopment, alteration, improvement, maintenance, operation, sale, leasing, transfer, encumbrance, financing, refinancing, conveyance and exchange of any asset or property of the Operating Partnership, (2) to acquire or invest in any securities and/or loans relating to such properties, (3) to enter into any partnership, joint venture, business or statutory trust arrangement, limited liability company or other similar arrangement to engage in any business permitted by or under the DRULPA, or to own interests in any entity engaged in any business permitted by or under the DRULPA, (4) to conduct the business of providing property and asset management and brokerage services, and (5) to do anything necessary or incidental to the foregoing. However, our Operating Partnership may not, without the General Partner’s specific consent, which it may give or withhold in its sole and absolute discretion, take, or refrain from taking, any action that, in its judgment, in its sole and absolute discretion:

•	could adversely affect our ability to continue to qualify as a REIT;

•	could subject us to any taxes under Code Section 857 or Code Section 4981 or any other related or successor provision under the Code;

•	could violate any law or regulation of any governmental body or agency having jurisdiction over us or our securities or our Operating Partnership; or

•	could cause us not to be in compliance in all material respects with any covenants, conditions or restrictions pursuant to an agreement to which we are party unless we have provided our consent to such action.

The General Partner is accountable to our Operating Partnership as a fiduciary and consequently must exercise good faith and integrity in handling partnership affairs. If there is a conflict between our interests or the interests of our stockholders, on the one hand, and the Operating Partnership or any current or future limited partners, on the other hand, the General Partner will endeavor in good faith to resolve the conflict in a manner not adverse to either us or our stockholders or any limited partners; provided, however, that any conflict that cannot be resolved in a manner not adverse to either us or our stockholders or any limited partners shall be resolved in favor of us and our stockholders. The limited partners of our Operating Partnership expressly acknowledge that VICI Properties GP LLC, as General Partner of our Operating Partnership, is acting for the benefit of the Operating Partnership, the limited partners and our stockholders collectively. Neither our company nor our board of directors will be under any obligation to give priority to the separate interests of the limited partners or our stockholders in deciding whether to cause our Operating Partnership to take or decline to take any actions, except as described above. The limited partners agree that our status as a REIT and as a reporting company under Section 12 of the Exchange Act is of benefit to the Operating Partnership and that all actions taken in good faith by the General Partner in support thereof shall be deemed actions taken for the benefit of the Operating Partnership and all partners including the limited partners.

The limited partnership agreement also provides that the General Partner will not be liable to our Operating Partnership, its partners or any other person bound by the limited partnership agreement for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for any such losses sustained, liabilities incurred or benefits not derived as a result of (i) an act or omission on the part of the General Partner that was committed in bad faith or was the result of active and deliberate dishonesty; (ii) in the case of any criminal proceeding, an act or omission on the part of the General Partner that it had reasonable cause to believe was unlawful; or (iii) for any loss resulting from any transaction for which the General Partner actually received an improper personal benefit in money, property or services in violation or breach of any provision of the limited partnership agreement. Moreover, the limited partnership agreement will provide that our Operating Partnership is required to indemnify the General Partner and its members, managers, managing members, officers, employees, agents and designees from and against any and all claims that relate to the operations of our Operating Partnership, except (1) if the act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active or deliberate dishonesty, (2) for any transaction for which the indemnified party received an improper personal benefit, in money, property or services in violation or breach of any provision of the limited partnership agreement or (3) in the case of a criminal proceeding, if the indemnified person had reasonable cause to believe that the act or omission was unlawful.

Except as otherwise expressly provided in the limited partnership agreement and subject to the rights of future holders of any class or series of partnership interest, all management powers over the business and affairs of our Operating Partnership are exclusively vested in VICI Properties GP LLC, in its capacity as the sole General Partner of our Operating Partnership. No limited partner, in its capacity as a limited partner, has any right to participate in or exercise management power over the business and affairs of our Operating Partnership (provided, however, that we, in our capacity as the sole member of the General Partner and not in our capacity as a limited partner of the Operating Partnership, may have the power to direct the actions of the General Partner with respect to the Operating Partnership). VICI Properties GP LLC may not be removed as the General Partner of our Operating Partnership, with or without cause, without its consent, which it may give or withhold in its sole and absolute discretion. In addition to the powers granted to the General Partner under applicable law or any provision of the limited partnership agreement, but subject to certain other provisions of the limited partnership agreement and the rights of future holders of any class or series of partnership interest, VICI Properties GP LLC, in its capacity as the General Partner of our Operating Partnership, has the full and exclusive power and authority to do all things that it deems necessary or desirable to conduct the business and affairs of our Operating Partnership, to exercise or direct the exercise of all of the powers of our Operating Partnership and to effectuate the purposes of our Operating Partnership without the approval or consent of any limited partner. The General Partner may authorize our Operating Partnership to incur debt and enter into credit, guarantee, financing or refinancing arrangements for any purpose, including, without limitation, in connection with any acquisition of properties, on such terms as it determines to be appropriate, and to acquire or dispose of any, all or substantially all of its assets (including goodwill), dissolve, merge, consolidate, reorganize or otherwise combine with another entity, without the approval or consent of any limited partner. With limited exceptions, the General Partner may execute, deliver and perform agreements and transactions on behalf of our Operating Partnership without the approval or consent of any limited partner.

The limited partnership agreement provides that our Operating Partnership will assume and pay when due, or reimburse us for payment of all costs and expenses relating to the operations of, or for the benefit of, our Operating Partnership.

Additional Limited Partners

The General Partner of our Operating Partnership may cause our Operating Partnership to issue additional partnership units or other partnership interests and to admit additional limited partners to our Operating Partnership from time to time, on such terms and conditions and for such capital contributions as it may establish in its sole and absolute discretion, without the approval or consent of any limited partner, including:

•	upon the conversion, redemption or exchange of any debt, partnership units or other partnership interests or securities issued by our Operating Partnership;

•	for less than fair market value; or

•	in connection with any merger of any other entity into our Operating Partnership.

The net capital contribution need not be equal for all limited partners. Each person admitted as an additional limited partner must make certain representations to each other partner relating to, among other matters, such person’s ownership of any tenant of our Operating Partnership. No person may be admitted as an additional limited partner without the consent of the General Partner, which the General Partner may give or withhold in its sole and absolute discretion, and no approval or consent of any limited partner will be required in connection with the admission of any additional limited partner.

Our Operating Partnership may issue additional partnership interests in one or more classes, or one or more series of any of such classes, with such designations, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption (including, without limitation, terms that may be senior or otherwise entitled to preference over the units) as the general partner may determine, in its sole and absolute discretion, without the approval of any limited partner or any other person. Without limiting the generality of the foregoing, the General Partner may specify, as to any such class or series of partnership interest:

•	the allocations of items of partnership income, gain, loss, deduction and credit to each such class or series of partnership interest;

•	the right of each such class or series of partnership interest to share, on a junior, senior or pari passu basis, in distributions;

•	the rights of each such class or series of partnership interest upon dissolution and liquidation of our Operating Partnership;

•	the voting rights, if any, of each such class or series of partnership interest; and

•	the conversion, redemption or exchange rights applicable to each such class or series of partnership interest.

Transferability of Interests

Except in connection with a transaction described in “—Termination Transactions,” VICI Properties GP LLC, as General Partner, may not voluntarily withdraw from our Operating Partnership, or transfer or assign all or any portion of its interest in our Operating Partnership, without the consent of the holders of a majority of the limited partnership interests (excluding units owned directly or indirectly by us). Holders of limited partnership units do not vote on matters submitted to our stockholders for approval and do not generally vote on actions to be taken by the Operating Partnership, except as set forth in the preceding sentence, and as set forth below, See “—Amendments of the Limited Partnership Agreement,” “—Termination Transactions,” and “Dissolution.” The

limited partners will agree not to sell, assign, encumber or otherwise dispose of their Operating Partnership units to any person (other than to us, or the General Partner, to immediate family members or any trust for their benefit, to affiliates of such partner, including, without limitation, any entity controlled by such partner, to a charitable entity or a trust for their benefit, or to a lending institution as collateral for a bona fide loan, subject to certain limitations) unless they have provided the General Partner a right of first offer. All transfers must be made only to “accredited investors” as defined under Rule 501 of the Securities Act or otherwise in accordance with applicable securities laws.

Amendments of the Limited Partnership Agreement

Amendments to the limited partnership agreement may be proposed by our General Partner, or by the limited partners owning at least 50% of the partnership units held by the limited partners (including units held directly or indirectly by us).

Generally, the limited partnership agreement may not be amended, modified or terminated without the approval of both the General Partner and limited partners holding a majority of all outstanding partnership units held by the limited partners (other than, in each case, Operating Partnership units owned directly or indirectly by us). The General Partner has the power to unilaterally make certain amendments to the limited partnership agreement without obtaining the consent of the limited partners as may be required to:

•	add to its obligations as General Partner or surrender any right or power granted to it as General Partner or any of our affiliates for the benefit of the limited partners;

•	reflect the issuance of additional partnership units, transfer of any partnership interest or the admission, substitution, termination or withdrawal of limited partners in each case in accordance with the terms of the limited partnership agreement;

•	reflect a change of an inconsequential nature that does not adversely affect the limited partners in any material respect, or cure any ambiguity, correct or supplement any provisions of the limited partnership agreement not inconsistent with law or with other provisions of the limited partnership agreement, or make other changes concerning matters under the limited partnership agreement that will not otherwise be inconsistent with the limited partnership agreement or law;

•	set forth or amend the designations, rights, preferences, privileges and other terms and conditions of any new class of partnership interest permitted to be issued under the limited partnership agreement;

•	satisfy any requirements, conditions or guidelines of Federal or state law;

•	reflect changes that are reasonably necessary for us to maintain our status as a REIT or to satisfy REIT requirements, reflect the transfer of all or any part of a partnership interest among the General Partner and any entity disregarded as separate from the General Partner for tax purposes or to ensure that the Operating Partnership will not be classified as a publicly traded partnership for tax purposes;

•	modify the manner in which capital accounts are computed or net income or net loss are allocated; or

•	to reflect any other modification as is reasonably necessary for the business or operation of the Operating Partnership or the General Partner, which does not violate the restrictions on the General Partner.

Amendments that would, among other things, convert a limited partner’s interest into a General Partner’s interest, modify the limited liability of a limited partner, adversely alter a partner’s right to receive any distributions or allocations of profits or losses, adversely alter or modify the redemption rights, reduce any limited partner’s right to indemnity, create any liability of a limited partner, amend these restrictions or admit any other person as a General Partner other than in accordance with the successor provisions of the limited partnership agreement or alter the protections of the limited partners in connection with Termination Transactions described below, which, in each case, must be approved by each limited partner that would be adversely affected by such amendment.

In addition, without the written consent of a majority of the partnership units held by limited partners (excluding units owned directly or indirectly by us), the General Partner, may not do any of the following:

•	take any action in contravention of an express prohibition or limitation contained in the limited partnership agreement;

•	perform any act that would subject a limited partner to liability as a General Partner in any jurisdiction or any liability not contemplated in the limited partnership agreement;

•	enter into any contract, mortgage loan or other agreement that prohibits or restricts, or has the effect of prohibiting or restricting, the ability of a limited partner to exercise its redemption/exchange rights explained below; or

•	withdraw from the Operating Partnership or transfer any portion of its general partnership interest.

Distributions to Unitholders

The limited partnership agreement provides that holders of partnership units will be entitled to receive distributions of 100% of available cash, at least quarterly, on a pro rata basis in accordance with the number of partnership units held by each of them and by us (subject to the rights, preferences and privileges of the holders of any class of preferred partnership interests that may be authorized and issued after the offering). In the event that we declare and pay any dividend of cash or assets to holders of our common stock from the cash flow or assets of VICI Golf, each limited partner (other than us) will be paid in preference to any distribution to which we are entitled, an amount equal to the portion of any such dividend, which such limited partner would have received on account of our common stock, which such limited partner would have received if such limited partner’s units had been redeemed for shares of our common stock.

Redemption/Exchange Rights

Each limited partner shall have the right, commencing on the first anniversary of the issuance of the applicable partnership units, to require our Operating Partnership to redeem part or all of its partnership units for cash based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption. Alternatively, we may elect to acquire those partnership units in exchange for shares of our common stock. Any such exchange will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuances of stock rights, specified extraordinary distributions and similar events. Commencing on the first anniversary of the issuance of the applicable partnership units, limited partners who hold partnership units may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of our common stock being issued, any person’s actual or constructive stock ownership would exceed our ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Capital Stock—Restrictions on Ownership and Transfer.”

In addition, if the number of partnership units delivered by a limited partner for redemption, together with other shares of our common stock owned or attributed to that limited partner, exceeds 9.8% of the outstanding shares of any class or series of our capital stock (in value or by number of shares, whichever is more restrictive) and we are eligible to file a registration statement on Form S-3 under the Securities Act, then we may also elect to redeem the partnership units with the proceeds from a public offering or private placement of our common stock. In the event we elect this option, we may require the other limited partners to also elect whether or not to participate. Participating limited partners will receive on the redemption date the proceeds per share in the public offering (less any discount or commission), but will have a limited opportunity to withdraw their partnership units from the redemption immediately prior to the pricing of the public offering.

Capital Contributions

The limited partnership agreement provides that the General Partner may determine that, subsequent to the Formation Date, our Operating Partnership requires additional funds for the acquisition of additional properties or for other purposes. Under the limited partnership agreement, we are obligated to contribute the proceeds of any offering of our shares of stock as additional capital to our Operating Partnership, except, among others circumstances, in the event that the proceeds from such offering are used to operate or invest in assets of the golf course properties owned by VICI Golf on the Formation Date and only if such proceeds would exceed an amount yet to be determined.

The limited partnership agreement provides that we may make additional capital contributions, including properties, to our Operating Partnership in exchange for additional partnership units. If we contribute additional capital and receive additional partnership interests for the capital contribution, our percentage interests will be increased on a proportionate basis based on the amount of the additional capital contributions and the value of our Operating Partnership at the time of the contributions. Conversely, the percentage interests of the other limited partners will be decreased on a proportionate basis. In addition, if we contribute additional capital and receive additional partnership interests for the capital contribution, the capital accounts of the partners may be adjusted upward or downward to reflect any unrealized gain or loss attributable to the properties as if there were an actual sale of the properties at the fair market value thereof. No person has any preemptive, preferential or other similar right with respect to making additional capital contributions or loans to the Operating Partnership or the issuance or sale of any partnership units or other partnership interests.

Our Operating Partnership could issue preferred partnership interests in connection with acquisitions of property or otherwise. Any such preferred partnership interests would have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests that we own.

Tax Matters

For U.S. Federal income tax purposes, our Operating Partnership will be viewed as “disregarded as an entity separate from its owner,” VICI, which will beneficially own 100% of the equity interests of our Operating Partnership. As a result, all assets, liabilities and items of income, deduction and credit of the Operating Partnership will be treated as assets, liabilities and items of income, deduction and credit of VICI itself, including for purposes of the gross income and asset tests applicable to VICI. However, in the future, if one or more third-party investors are admitted as partners of the Operating Partnership, it will be classified as a partnership for U.S. Federal income tax purposes, in which case VICI Properties GP LLC will serve as the tax matters partner or partnership representative of our Operating Partnership and, as such, will have authority to make tax elections under the Code on behalf of our Operating Partnership.

Termination Transactions

The limited partnership agreement provides that our company shall not and the Operating Partnership shall not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification or any recapitalization or change in outstanding shares of our common stock or the Operating Partnership’s partnership interests (a “termination transaction”), unless in connection with a termination transaction,

(A) all limited partners will receive, or have the right to elect to receive, for each partnership unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of our common stock into which each partnership unit is then exchangeable, and

•	the greatest amount of cash, securities or other property paid to the holder of one share of our common stock in consideration of one share of our common stock in connection with the termination transaction, provided that, if, in connection with a termination transaction, a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of partnership units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its redemption right and received shares of our common stock in exchange for its partnership units immediately prior to the expiration of such purchase, tender or exchange offer and accepted such purchase, tender or exchange offer; or

(B) the following conditions are met:

•	substantially all of the assets of the surviving entity are held directly or indirectly by our Operating Partnership or another limited partnership or limited liability company which is the surviving partnership of a merger, consolidation or combination of assets with our Operating Partnership;

•	the holders of partnership units own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of our Operating Partnership and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of such unit holders in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the limited partners may exchange their interests in the surviving partnership for either the consideration available to the limited partners pursuant to the first paragraph in this section, or the right to redeem their common units for cash on terms equivalent to those in effect with respect to their units immediately prior to the consummation of the transaction or if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock; or

(C) the terms are otherwise consented to by the limited partners holding a majority of the limited partnership units (excluding units owned directly or indirectly by us).

Dissolution

Our Operating Partnership will dissolve, and its affairs will be wound up, upon the first to occur of any of the following:

•	an event of withdrawal, as defined in DRULPA, including, without limitation, by reason of the bankruptcy of our General Partner, unless, within 90 days after the withdrawal, a majority of interest of the remaining partners agree in writing to continue the business of our Operating Partnership and to the appointment, effective as of the date of withdrawal, of a successor General Partner;

•	an election to dissolve our Operating Partnership made by the General Partner, with the consent of the limited partners (including units owned directly or indirectly by us); or

•	the entry of a decree of judicial dissolution of our Operating Partnership pursuant to the provisions of DRULPA.

Upon dissolution of our Operating Partnership, the General Partner, or, in the event that there is no remaining General Partner, a liquidator will proceed to liquidate the assets of our Operating Partnership and apply the proceeds from such liquidation in the order of priority set forth in the limited partnership agreement.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock is quoted on the NYSE under the symbol “VICI.” We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of shares of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

As of March 31, 2018, 370,128,832 shares of our common stock are issued and outstanding. Following the effectiveness of the registration statement, of which this prospectus forms a part, substantially all of our outstanding shares of common stock will be freely transferable without further restriction or registration under the Securities Act, except for any shares which may be held or acquired by our “affiliates” as that term is defined under Rule 144, as described below, and subject to the lock-up agreements described below and to limitations on ownership set forth in our charter, as described under, “Description of Capital Stock.”

Lock-Up Agreements

In connection with our IPO, we and all of our executive officers and directors agreed, and certain of our stockholders agreed with respect to an aggregate of approximately 98,000,000 shares of our common stock, with the underwriters in the offering, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after January 31, 2018, except with the prior written consent of Morgan Stanley & Co. LLC. We may, however, grant awards under our equity incentive plans, and we may issue or sell shares of common stock under certain other circumstances during the 180 day period.

2017 Stock Incentive Plan

Awards for up to 12,750,000 shares of our common stock may be granted under the VICI 2017 Stock Plan. As of March 31, 2018, 274,894 equity awards are outstanding under the VICI 2017 Stock Plan. In October 2017, we filed a registration statement on Form S-8 under the Securities Act to register the shares of our common stock issuable under the VICI 2017 Stock Plan, which was automatically effective upon filing. Accordingly, all of the shares registered under such registration statement are available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described above.

Rule 144

In general, under Rule 144 of the Securities Act (“Rule 144”), as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell, subject to any lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding; or

•	the average weekly trading volume of the shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

For purposes of the requirements of Rule 144, a person who beneficially owns shares of our common stock as a result of our determination to cause us to elect to exchange shares of our common stock for Operating Partnership units tendered for redemption in accordance with the partnership agreement of the Operating Partnership, will be deemed to have acquired such shares on the date that such person originally acquired the Operating Partnership units subsequently exchanged for shares of our common stock.

Registration Rights

We are party to a registration rights agreement with the investors who purchased shares of our common stock in the Private Equity Placement, pursuant to which we have filed the registration statement of which this prospectus forms a part. In addition, these investors have certain piggyback and demand registration rights with respect to these shares.

Shares of Common Stock Issued in the Formation Transactions Eligible for Future Sale

Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the offering, issuance, and distribution of our common stock pursuant to the Plan of Reorganization was exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the offering, issuance, distribution, or sale of securities. The shares of our common stock issued in reliance on Section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.

Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

•	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under a plan of reorganization for the holders of those securities;

•	offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

•	is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received common stock issued under the Plan of Reorganization that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act. In accordance with the Plan of Reorganization, on the Formation Date, we entered into a customary registration rights agreement providing for, among other things, our obligation to file a resale shelf registration statement for certain holders of our equity that cannot freely transfer their equity pursuant to section 1145 of the Bankruptcy Code. See “Certain Relationships and Related Transactions, and Director Independence—Registration Rights Agreements” in our Form 10-K.

Whether or not any particular person would be deemed an “underwriter” with respect to our common stock received pursuant to the Plan of Reorganization would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that received our common stock pursuant to the Plan of Reorganization is deemed an “underwriter” with respect to such shares.

Shares of Common Stock Issued in the Mandatory Conversions Eligible for Future Sale

All of our shares of Series A preferred stock issued on the Formation Date and the junior tranche of the Prior CPLV Mezzanine Debt automatically converted into 51,433,692 and 17,630,700 shares of our common stock in the Mandatory Preferred Conversion and the Mandatory Mezzanine Conversion, respectively. Certain of the shares of our common stock issued in the Mandatory Conversions are “restricted securities,” as that phrase is defined in Rule 144 under the Securities Act, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, such as the exemption provided by Rule 144 under the Securities Act. Holders of shares of common stock issued upon conversion of our Series A preferred stock and the junior tranche of the Prior CPLV Mezzanine Debt may become parties to the Registration Rights Agreement mentioned above. In that case, following the effectiveness of a resale registration statement, the shares of common stock issued in the Mandatory Conversions that are registered thereunder will be available for sale in the public market.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations of an Investment in our Common Stock

The following is a summary of the material U.S. Federal income tax considerations of an investment in our common stock. For purposes of this section under the heading “Material U.S. Federal Income Tax Considerations,” references to “VICI REIT,” “we,” “our” and “us” generally mean VICI REIT and its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to “tenants” are to persons who are treated as lessees of real property for purposes of the REIT requirements. This summary is based upon the Code, the regulations promulgated by the Treasury, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for general information only and is not tax advice. It does not discuss any state, local or non-U.S. tax laws or the possible application of the alternative minimum tax, the 3.8% Medicare tax on net investment income or U.S. Federal gift or estate taxes, and it does not purport to discuss all aspects of U.S. Federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	banks, insurance companies, regulated investment companies, or other financial institutions;

•	dealers or brokers in securities or currencies;

•	partnerships, other pass-through entities and trusts, including REITs;

•	partners in partnerships holding common stock;

•	persons who hold shares of our common stock on behalf of other persons as nominees;

•	persons who receive shares of our common stock as compensation;

•	persons holding shares of our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons who are subject to alternative minimum tax;

•	tax-exempt organizations, except to the extent provided in “—Taxation of Shareholders—Taxation of Tax-Exempt Shareholders” below; and

•	foreign investors, except to the extent provided in “—Taxation of Shareholders—Taxation of Non-U.S. Shareholders” below.

This summary assumes that investors will hold their shares as a capital asset, which generally means property held for investment.

The U.S. Federal income tax treatment of holders of shares of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. Federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular investor holding shares of our common stock will depend on the investor’s particular tax circumstances. You are urged to consult your tax advisor regarding the U.S. Federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of shares of our common stock.

Taxation of VICI REIT

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ending December 31, 2017, upon the filing of our U.S. Federal income tax return for such period.

We believe that we are organized and operate in such a manner, and will continue to be organized and operate in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

In connection with this offering, we expect to receive an opinion of REIT Tax Counsel to the effect that commencing with our taxable year ending December 31, 2017, we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the U.S. Federal income tax laws for our taxable year ending December 31, 2017 and subsequent taxable years. It must be emphasized that the opinion of REIT Tax Counsel will be based on various assumptions relating to our organization and operation, and is conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify to be taxed as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will qualify to be taxed as a REIT for any particular year. The opinion is expressed as of the date issued. REIT Tax Counsel will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinion.

Our qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by REIT Tax Counsel. Our ability to qualify to be taxed as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such fair market values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify and continue to qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify,” below.

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for distributions that we pay and therefore will not be subject to U.S. Federal corporate income tax on our REIT taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from an investment in a “C corporation.” A C corporation is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the shareholder level when the income is distributed. In general, the income that we generate (other than at any TRS of ours) is taxed only at the shareholder level upon a distribution to our shareholders.

Most U.S. shareholders (as defined below) that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. Federal income tax rate of 20% (the same as long-term capital gains). With limited exceptions, however, distributions from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income but non-corporate stockholders will generally be eligible for a deduction equal to 20% of such distributions. Currently, the highest marginal non-corporate U.S. Federal income tax rate (exclusive of any Medicare tax, if applicable) applicable to ordinary income is 37% (before application of the 20% deduction which results in an effective 29.6% tax rate). See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions” below.

Any net operating losses, foreign tax credits and other tax attributes will be utilized at the corporate level and generally do not pass through to VICI REIT shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions” below.

If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. Federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 21%).

•	If we fail to satisfy the 75% gross income test and/or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than certain de minimis violations) or certain other requirements applicable to REITs, as described below, and yet maintain qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the nonqualifying assets in question multiplied by the highest corporate tax rate (currently 21%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification—General” below.

•	A 100% tax may be imposed on certain transactions between us and a TRS that do not reflect arm’s-length terms.

•	If we acquire appreciated assets from a corporation that is not a REIT (i.e., a “C” corporation) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the five-year period following our acquisition from the C corporation. Treasury regulations exclude from the application of this built-in gains tax any gain from the sale of property we acquire in an exchange under Section 1031 (a like-kind exchange) or 1033 (an involuntary conversion) of the Code.

•	The earnings of any TRS will be subject to U.S. Federal corporate income tax.

•	We may elect to retain and pay income tax on our net capital gain. In that case, a shareholder would include its proportionate share of our undistributed net capital gain (to the extent we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for the shareholder’s proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the shareholder’s basis in shares of our common stock.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.	in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares or other beneficial interest is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as qualified pension plans);

7.	that makes an election to be taxed as a REIT, or has made such an election for a previous taxable year which has not been revoked or terminated;

8.	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year; and

9.	that meets other tests described below, including with respect to the nature of its income and assets and the amounts of its distributions.

The Code provides that conditions (1) through (4) above must be met during the entire taxable year, and that condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) above need not be met during an entity’s initial tax year as a REIT (which, in our case, will be 2017). Our operating agreement provides restrictions regarding the ownership and transfers of our shares of beneficial interest, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that we, in all cases, will be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next two sentences, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirements described in condition (6) above, we will be treated as having met this requirement: Moreover, if our failure to satisfy the share ownership requirements is due to reasonable cause and not willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares of beneficial interest. To do so, we must demand written statements each year from the record holders of significant percentages of our common stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our common stock and other information.

In addition, an entity generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end and will thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. Federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

We have control of the Operating Partnership and its subsidiaries and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail the gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take otherwise corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. Federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us or our subsidiaries, including single member limited liability companies that have not elected to be taxed as corporations for U.S. Federal income tax purposes, are also generally disregarded as separate entities for U.S. Federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.” The Operating Partnership is currently a disregarded entity for Federal income tax purposes.

In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. Federal income tax purposes. Instead, the subsidiary would have multiple owners and would generally be treated as a either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirements that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests” below.

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, and no more than 5% of the value of our assets can be represented by the securities of any single taxable corporation, in each case unless we and such corporation elect to treat such corporation as a TRS, provided that not more than 20% of the value of our total assets is represented by securities of one or more TRSs (25% for our 2017 taxable year). The separate existence of a TRS or other taxable corporation is not ignored for U.S. Federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate and may reduce our ability to make distributions to VICI REIT shareholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

U.S. Federal income tax law limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs, if any and as applicable, will be conducted on an arm’s-length basis.

Income Tests

In order to qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness, certain hedging transactions and certain foreign currency gains, generally must be derived from “rents from real property,” gains from the sale of real estate assets (other than publicly offered REIT debt instruments that would not be real estate assets but for the inclusion of publicly offered REIT debt instruments in the meaning of real estate assets), interest income derived from mortgage loans secured by real property or an interest in real property (including certain types of mortgage-backed securities and certain mortgage loans secured by both real and personal property), dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from “prohibited transactions,” discharge of indebtedness, certain hedging transactions and certain foreign currency gains, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant generally will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met:

•	The amount of rent is not based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed-percentage or percentages of gross receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of VICI REIT shares actually or constructively owns 10% or more of the interests in the assets or net profits of a non-corporate tenant, or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally are not permitted to operate or manage our properties or to furnish or render services to our tenants, subject to a 1% de minimis exception and except as further provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no revenue, or a TRS that is wholly or partially owned by us, to provide both customary and non-customary property management or services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.” Any dividends that we receive from a TRS with respect to the TRS’s provision of non-customary services will, however, be nonqualifying income under the 75% gross income test.

We believe that all of our leases meet the above requirements so that rents we receive are “rents from real property.” We intend to structure future leases such that we are in compliance with the 75% and 95% gross income tests.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on (i) real property or an interest in real property or (ii) property described in (i) and other property if such other property constitutes 15% or less of the total fair market value of the secured property. If we receive interest income with respect to a mortgage loan that is described in the preceding clause (ii), such interest income may need to be apportioned between the real property and the other collateral for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person.

However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Fee Income

Any fee income that we earn will generally not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests,” below), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Certain items of income or gain attributable to hedges of foreign currency fluctuations with respect to income that satisfies the REIT gross income requirements may also be excluded from the 95% and 75% gross income tests as well as certain items of income or gain attributable to certain counteracting hedges that offset prior qualifying hedges where the prior debt is repaid or qualifying assets underlying such prior hedges are sold. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (i) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (ii) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, we will be required to pay a tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability (i.e.; generally our net income divided by our gross income). We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Asset Tests

At the close of each calendar quarter, we must also satisfy certain tests relating to the nature of our assets. Specifically:

•	At least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property and stock of other REITs, as well as some kinds of mortgage-backed securities and mortgage loans. The term “real estate assets” also includes debt instruments of publicly offered REITs, personal property securing a mortgage secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, and personal property leased in connection with a lease of real property for which the rent attributable to personal property is not greater than 15% of the total rent received under the lease. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below;

•	The value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets;

•	We may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs or qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics or to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code;

•	The aggregate value of all securities of TRSs that we hold, together with other non-qualified assets (such as furniture and equipment or other tangible personal property (to the extent such property does not constitute a “real estate asset”) or non-real estate securities), may not, in the aggregate, exceed 25% of the value of our total assets. For taxable years beginning after December 31, 2017, the aggregate value of all securities of TRSs that we hold may not exceed 20% of the value of our total assets; and

•	Not more than 25% of the value of our total assets may be represented by debt instruments of publicly offered REITs to the extent those debt instruments would not be real estate assets but for the inclusion of debt instruments of publicly offered REITs in the meaning of real estate assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met.

Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain securities will not cause a violation of the 10% asset test (for purposes of value) described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% value limitation. Such securities include (i) any loan made to an individual or an estate, (ii) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (iii) any obligation to pay rents from real property, (iv) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (v) any security (including debt securities) issued by another REIT and (vi) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value limitation, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. Federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

Certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification, notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause VICI REIT to lose its REIT qualification if (i) it satisfied the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of its assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (ii) were not satisfied, VICI REIT still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described below.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within nine months after the last day of the quarter in which it identifies the failure or the period of time prescribed by Treasury regulations to be issued, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (i) the REIT provides the IRS with a description of each asset causing the failure, (ii) the failure is due to reasonable cause and not willful neglect, (iii) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 21%) and (iv) the REIT either disposes of the assets causing the failure within nine months after the last day of the quarter in which it identifies the failure or the period of time prescribed by Treasury regulations to be issued, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

In order to qualify to be taxed as a REIT, we are required to make distributions, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

•	90% of our REIT taxable income (with certain adjustments), computed without regard to our net capital gains and the deduction for dividends paid; and

•	90% of our after-tax net income, if any, from foreclosure property (as described below); minus the excess of the sum of specified items of non-cash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration. These distributions will be treated as received by VICI REIT shareholders in the year in which paid.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for VICI REIT shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. VICI REIT shareholders would then increase the adjusted basis of their shares by the difference between (i) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (ii) the tax that we paid on their behalf with respect to that income.

To the extent that we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to VICI REIT shareholders of any distributions that are actually made. See “—Taxation of Shareholders—Taxation of Taxable U.S. Shareholders—Distributions,” below.

If we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income for such year, (ii) 95% of our capital gain net income for such year and (iii) any undistributed net taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

From time to time, we may not have sufficient cash or other liquid assets to meet the distribution requirements described above, including due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay distributions or we may pay distributions through the distribution of other property (including our common stock) in order to meet the distribution requirements, while preserving our cash.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for distributions paid for the earlier year but treated as an additional distribution to our shareholders in the year such dividends are paid. In this case, VICI REIT may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any distribution that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. Federal income tax purposes. The failure of any transaction to qualify as a like-kind exchange could require us to pay U.S. Federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding such transactions.

Derivatives and Hedging Transactions

We may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. Except to the extent provided by Treasury regulations, (i) income from a hedging transaction we enter into (A) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, including gain from the sale or disposition of a position in such a transaction or (B) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests will not constitute gross income for purposes of the 75% or 95% gross income test; and (ii) if we enter into a position described in clause (i)(A) above with respect to indebtedness described therein or clause (i)(B) above with respect to property generating income described therein, and in connection with the extinguishment or disposition of such indebtedness or property we enter into a transaction that would be a hedging transaction within the meaning of clause (i) above as to any position referred to in this clause (ii) if such position were ordinary property, then any income from such a position or transaction described in this clause (ii) will not constitute gross income for purposes of the 75% or 95% gross income test so long as, in each of the foregoing clauses (i) and (ii), the transaction or position is clearly identified, as specified in Treasury regulations, before the close of the day on which it was acquired, originated, or entered into. To the extent that we enter into hedging transactions that are not described in the preceding clause (i) or (ii), the income from these transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure and have structured any hedging transactions in a manner that does not jeopardize our qualification as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. Federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (ii) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (iii) with respect to which we made a proper election to treat the property as foreclosure property. We generally will be subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate. Rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Redetermined TRS service income generally represents income of a TRS that is understated as a result of services provided to us or on our behalf.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary penalties. For example, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding common shares.

Built-In Gains Tax

If we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, during the five-year period beginning on the date we acquire the asset, we could be required to pay tax at the highest corporate rate on the gain, if any, we recognize on the disposition of the asset, to the extent that gain does not exceed the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case on the date we acquired the asset. Such gain is taken into account in determining our taxable income and capital gains, and the amount of tax paid is taken into account as a loss for purposes of the distribution requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. Federal income tax purposes), distributions to shareholders would be taxable as regular corporate dividends. Such dividends paid to U.S. shareholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. Federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Tax Aspects of Investments in Partnerships

General

In general, partnerships are “pass-through” entities that are not subject to U.S. Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. VICI REIT will include its allocable share of these partnership items for purposes of computing its REIT taxable income, and for purposes of the various REIT income tests, will include its proportionate share of these partnership items based on its capital interest in such partnership. Moreover, for purposes of the REIT asset tests, VICI REIT must include its proportionate share of assets held by subsidiary partnerships, based on its capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of its interest in partnership assets will be based on VICI REIT’s proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that VICI REIT holds an equity interest in a partnership, such partnership’s assets and operations may affect VICI REIT’s ability to continue to qualify as a REIT, even though it may have no control, or only limited influence, over any such partnership.

Entity Classification

The ownership by VICI REIT of equity interests in a partnership involves special tax considerations, including the possibility of a challenge by the IRS of the status of a subsidiary partnership as a partnership, as opposed to an association taxable as a corporation, for U.S. Federal income tax purposes. If a subsidiary partnership were treated as an association for U.S. Federal income tax purposes, it would be taxable as a corporation and, therefore, generally would be subject to an entity-level tax on its income. In such a situation, the character of VICI REIT’s assets and items of its gross income would change and would preclude it from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of any one corporation) or the gross income tests as discussed in “—Asset Tests” and “—Income Tests” above, and in turn would prevent VICI REIT from qualifying as a REIT. See “—Failure to Qualify,” above, for a discussion of the effect of VICI REIT’s failure to meet these tests for a taxable year.

In addition, any change in the status of a subsidiary partnership for tax purposes might be treated as a taxable event, in which case VICI REIT could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to an Investment in a Partnership

Under the Code and Treasury regulations promulgated thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution, or the book-tax difference. Such allocations are solely for U.S. Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or partnership property that has been revalued on the books of the partnership, must be allocated in a manner so that the contributing partners, or partners who held an interest in the partnership at the time of such revaluation, are charged with the unrealized gain or benefit from the unrealized loss associated with the property at the time of such contribution or revaluation. Any elections or other decisions relating to Operating Partnership allocations under Section 704(c) of the Code (including whether to use the “traditional method,” the “traditional method with curative allocations” or the “remedial method”) shall be made by the General Partner of the Operating Partnership, which is a wholly-owned subsidiary of VICI REIT.

Partnership Audit Rules

The recently enacted Bipartisan Budget Act of 2015 changes the rules applicable to U.S. Federal income tax audits of partnerships. Under the new rules (which are generally effective for taxable years beginning after December 31, 2017), among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner’s distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level. ‘Although it is uncertain how these new rules will be implemented, it is possible that they could result in partnerships in which we directly or indirect invest, including the Operating Partnership, being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these partnerships, could be required to bear the economic burden of those taxes, interest, and penalties even though we, as a REIT, may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the Treasury. Investors are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our common stock.

Taxation of Shareholders

Taxation of Taxable U.S. Shareholders

The following is a summary of certain material U.S. Federal income tax consequences of the ownership and disposition of our common stock applicable to taxable U.S. shareholders. A U.S. shareholder is any holder of shares of our common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. Federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. Federal income tax purposes.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. Federal income tax purposes, holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock.

Distributions

So long as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. shareholders out of current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes) that we do not designate as capital gain dividends will generally be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. Federal income tax rate) for qualified dividends received by most U.S. shareholders that are individuals, trusts and estates from taxable C corporations but are generally eligible for a deduction equal to 20% of such distributions. This deduction applies for taxable years beginning January 1, 2018 and after and is scheduled to expire after 2025. Such shareholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate-level income tax (less the amount of corporate tax on such income);

•	dividends received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Dividends that we designate as capital gain dividends will generally be taxed to our U.S. shareholders as long-term capital gains to the extent that such dividends do not exceed our actual net capital gain for the taxable year or our dividends paid for the taxable year, without regard to the period for which the shareholder that receives such dividend has held its shares. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of VICI REIT” and “—Annual Distribution Requirements.” U.S. shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. Federal rates of 20% in the case of U.S. shareholders that are individuals, trusts and estates (although depending on the characteristics of the assets that produced these gains and on designations that we may make, certain capital gain dividends may be taxed at a 25% rate), and 21% in the case of U.S. shareholders that are corporations.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. Federal income tax purposes) will generally represent a return of capital and will not be taxable to a U.S. shareholder to the extent that the amount of such distributions does not exceed the adjusted basis of the U.S. shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the U.S. shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a U.S. shareholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of VICI REIT” and “—Annual Distribution Requirements.”

Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits (as determined for U.S. Federal income tax purposes).

Dispositions of our Common Stock

If a U.S. shareholder sells or disposes of shares of our common stock, it will generally recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition, and the shareholder’s adjusted tax basis in the shares (generally the amount paid for such shares). In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of shares of our common stock will be subject to a maximum U.S. Federal income tax rate of 20% if the shares are held for more than one year, and will be taxed at ordinary income rates (of up to 37%) if the shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. Federal income tax at a maximum rate of 21%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a U.S. shareholder upon the disposition of shares of our common stock that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. shareholder but not ordinary income (except in the case of individuals, trusts and estates who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. shareholder who has held the shares for nine months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the shareholder as long-term capital gain.

If an investor recognizes a loss upon a subsequent disposition of shares of our common stock or other securities in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of shares of our common stock or securities or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in the transactions in which we are involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions that we make and gains arising from the sale or exchange by a U.S. shareholder of our common stock will not be treated as passive activity income. As a result, shareholder will not be able to apply any “passive losses” against income or gain relating to our common stock. A U.S. shareholder may elect to treat capital gain dividends, capital gains from the disposition of our capital shares and income designated as qualified dividend income, as described above, as investment income for purposes of computing the investment interest limitation, but in such case, the shareholder will be taxed at ordinary income rates on such amount. To the extent that distributions we make do not constitute a return of capital, they will generally be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Non-U.S. Shareholders

The following is a summary of certain U.S. Federal income and estate tax consequences of the ownership and disposition of shares of our common stock applicable to non-U.S. shareholders. A “non-U.S. shareholder” is any holder of shares of our common stock other than a partnership or U.S. shareholder.

Ordinary Dividends

The portion of distributions received by non-U.S. shareholders that (i) is payable out of our current or accumulated earnings and profits, (ii) is not designated as capital gains, (iii) is not effectively connected with a U.S. trade or business of the non-U.S. shareholder (or if required by an applicable income tax treaty, the non-U.S. shareholder does not maintain a permanent establishment in the United States to which such distributions are attributable) and (iv) is not attributable to gains from the sales or exchanges of United States real property interests, as defined in Section 897 of the Code (“USRPIs”), will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Under certain treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT.

In general, non-U.S. shareholders will not be considered to be engaged. in a U.S. trade or business solely as a result of their ownership of shares of our common stock. In cases where the distribution income from a non-U.S. shareholder’s investment in our common stock is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business (through a United States permanent establishment, where applicable), the non-U.S. shareholder generally will be subject to U.S. Federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income, as adjusted for certain items, may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. shareholder that is a corporation.

Except as otherwise provided below, we expect to withhold U.S. Federal income tax at the rate of 30% on any distributions made to a non-U.S. shareholder unless (i) a lower treaty rate applies and the non-U.S. shareholder provides us an IRS Form W-8BEN or W-8BEN-E (or applicable successor form) evidencing eligibility for that reduced treaty rate; or (ii) the non-U.S. shareholder provides us an IRS Form W-8ECI (or applicable successor form) with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

Non-Dividend Distributions

Unless shares of our common stock constitute a USRPI, distributions that we make which are not dividends out of our earnings and profits, not attributable to gain from the disposition of USRPIs and not in excess of the adjusted tax basis of the non-U.S. shareholder’s shares will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. For withholding purposes, because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we expect to treat all distributions as made out of our current or accumulated earnings and profits. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. To the extent that such distributions exceed the non-U.S. shareholder’s adjusted tax basis in such shares, the distributions will generally give rise to gain from the sale or exchange of such shares, the tax treatment of which is described below. However, recent legislation may cause such excess distributions to be treated as dividend income for certain non-U.S. shareholders.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests

Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), a distribution that we make to a non-U.S. shareholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. shareholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See above under “—Ordinary Dividends” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% (20% to the extent provided in Treasury regulations) of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. shareholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Dividends received by a non-U.S. shareholder that we properly designate as capital gain dividends and are attributable to dispositions of assets other than USRPIs generally are not subject to U.S. Federal income or withholding tax, unless (i) the investment in our common stock is effectively connected with the non-U.S. shareholder’s U.S. trade or business (through a United States permanent establishment where applicable), in which case the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty), or (ii) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the non-U.S. shareholder will be subject to a 30% tax on his capital gains (reduced by certain capital losses). Substantially all of our assets will constitute USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be subject to the 35% withholding tax described above, and instead will be treated in the same manner as an ordinary dividend; if the distribution is received (i) with respect to a class of shares that is regularly traded on an established securities market located in the United States and the recipient non-U.S. shareholder does not own more than 10% of that class of shares at any time during the year ending on the date on which the distribution is received; (ii) by certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our capital shares; or (iii) by a “qualified foreign pension fund” (as defined in the Code) or any entity all of the interests of which are held by such a qualified foreign pension fund. We anticipate that our common stock will be “regularly traded” on an established securities exchange.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts we designate as retained net capital gains in respect of our common stock held by U.S. shareholders generally should be treated with respect to non-U.S. shareholders in the same manner as actual distributions of capital gain dividends. Under this approach, the non-U.S. shareholders may be able to offset as a credit against their U.S. Federal income tax liability their proportionate share of the tax paid by us on such retained net capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeds their actual U.S. Federal income tax liability. If we were to designate any portion of our net capital gain as retained net capital gain, non-U.S. shareholders should consult their tax advisors regarding the taxation of such retained net capital gain.

Dispositions of Our Common Stock

Unless shares of our common stock constitute USRPIs, a sale of the shares by a non-U.S. shareholder generally will not be subject to U.S. taxation under FIRPTA. Subject to certain exceptions discussed below, shares of our common stock will be treated as USRPIs if 50% or more of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. We believe that 50% or more of our assets consist, and will continue to consist, of USRPIs.

Even if the foregoing 50% test is met, however, shares of our common stock will not constitute a USRPI if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of value of which is held, directly or indirectly, by non-U.S. persons at all times during a specified testing period. No assurance can be given that we will be a domestically controlled qualified investment entity.

In the event that we are not a domestically controlled qualified investment entity, but shares of our common stock are “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. shareholder’s sale of shares of our common stock nonetheless also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. shareholder held 10% or less of our outstanding shares at all times during a prescribed testing period. We expect that our common stock will be regularly traded on an established securities market.

Even if none of the foregoing tests are met and shares of our common stock are not considered to be regularly traded on an established securities market, dispositions of our capital shares by qualified shareholders would still be exempt from FIRPTA, except to the extent owners of such qualified shareholders own, actually or constructively, more than 10% of our capital shares. Furthermore, dispositions of our capital shares by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. holders should consult their tax advisors regarding the application of these rules.

If gain on the sale of shares of our common stock were subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. Federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, in order to enforce the collection of the tax, the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.

Gain from the sale of shares of our common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder in two cases: (i) if the non-U.S. shareholder’s investment in the shares is effectively connected with a U.S. trade ‘or business conducted by such non-U.S. shareholder (through a United States permanent establishment, where applicable), the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to a branch profits tax at a rate of 30% (unless reduced or eliminated by treaty), or (ii) if the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain (reduced by certain capital losses). In addition, even if we are a domestically controlled qualified investment entity, upon disposition of shares of our common stock, a non-U.S. shareholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. shareholder (a) disposes of shares of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (b) acquires, or enters into a contract or option to acquire, other of shares of our common stock during the 61-day period beginning with the first day of the 30-day period described in clause (a). The preceding sentence shall not apply to a non-U.S. shareholder if the non-U.S. shareholder did not own more than 5% of the shares at any time during the one-year period ending on the date of the distribution described in clause (a) of the preceding sentence and the class of shares is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market in the United States.

Non-U.S. shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning shares of our common stock.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. Federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that a tax-exempt shareholder has not held shares of our common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), distributions that we make and income from the sale of the shares generally should not give rise to UBTI to a tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. Federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of shares of our common stock could be required to treat a percentage of any distributions received from it as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (i) we are required to “look through” one or more of our pension trust shareholders in order to satisfy the REIT “closely held” test and (ii) either (a) one pension trust owns more than 25% of the value of shares of our common stock or (b) one or more pension trusts, each individually holding more than 10% of the value of the shares, collectively own more than 50% of the value of the shares. Certain restrictions on ownership and transfer of our shares generally should prevent a tax-exempt entity from owning more than 10% of the value of our common stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt shareholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our common stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. Federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process, the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Recently enacted changes to the U.S. federal income tax laws could have an adverse impact on an investment in our common stock. For example, certain changes in law pursuant to the Tax Cuts and Jobs Act could reduce the relative competitive advantage of operating as a REIT as compared with operating as a C corporation, including by (i) reducing the rate of tax applicable to individuals and C corporations, which could reduce the relative attractiveness of the generally single level of taxation on REIT distributions, (ii) permitting immediate expensing of capital expenditures, which could likewise reduce the relative attractiveness of the REIT taxation regime, and (iii) limiting the deductibility of interest expense, which could increase the distribution requirement of REITs (though such limitations should not affect REITs that elect not to have such limitations apply).

Backup Withholding and Information Reporting

In general, VICI REIT is required to report to U.S. shareholders of our common stock and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Backup withholding may apply to dividends paid to a U.S. holder of shares of our common stock unless such holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (2) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. holder of shares of our common stock that does not provide its correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS.

In general, VICI REIT is required to report annually to non-U.S. shareholders of shares of our common stock the IRS the amount of dividends paid to such non-U.S. shareholders and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder of shares of our common stock resides under the provisions of an applicable income tax treaty. A non-U.S. holder of shares of our common stock may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds from a sale of our common stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the applicable holder’s U.S. Federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

A U.S. Federal withholding tax of 30% generally will be imposed on certain payments made to a “foreign financial institution” (as specifically defined under the Foreign Account Tax Compliance Act rules) unless such institution enters into an agreement with the U.S. tax authorities to withhold certain payments and to collect and provide to the U.S. tax authorities Substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these withholding and reporting requirements may be subject to different rules. Under the Foreign Account Tax Compliance Act and administrative guidance, a U.S. Federal withholding tax of 30% generally also will be imposed on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent with certification identifying certain of its direct and indirect U.S. owners. Under certain circumstances, a shareholder may be eligible for refunds or credits of such taxes. These withholding taxes are imposed on distributions paid with respect to our common stock, and on gross proceeds from the sale or other taxable disposition of shares of our common stock after December 31, 2018 by, foreign financial institutions or non-financial entities (including in their capacity as agents or custodians for beneficial owners of shares of our common stock) that fail to satisfy the above requirements. Shareholders should consult with their tax advisors regarding the possible implications of this legislation on their ownership and disposition of shares of our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our shareholders may not conform to the U.S. Federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to shareholders as credit against their U.S. Federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws applicable to an investment in our common stock.

SELLING STOCKHOLDERS

The 54,054,053 shares of our common stock being registered for resale under this prospectus were issued in December 2017 in the Private Equity Placement. The registration statement of which this prospectus is a part also covers any additional shares of common stock that become issuable in connection with the common stock registered for resale in this prospectus because of any stock dividend, stock split, recapitalization or other similar adjustment, which results in an increase in the number of our outstanding shares of common stock.

At the closing of the Private Equity Placement in December 2017, we entered into a registration rights agreement with the investors pursuant to which we granted them and their permitted transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act for resale the shares of common stock acquired by the investors in the Private Equity Placement. Under the registration rights agreement, we agreed to file a resale shelf registration statement and use commercially reasonable efforts to cause it to become effective, and remain effective, thereafter.

Each of the selling stockholders may from time to time offer and sell pursuant to this prospectus the shares of common stock set forth opposite its name in the table below. The table below sets forth the names of the selling stockholders and the following information as of May 1, 2018:

•	the number of shares of common stock beneficially owned, to our knowledge, by the selling stockholders;

•	the percentage of our outstanding shares of common stock beneficially owned by the selling stockholders prior to the offering;

•	the maximum number of shares of common stock that may be offered for sale by the selling stockholders under this prospectus;

•	the number of shares of common stock assumed to be beneficially owned by the selling stockholders upon completion of the offering; and

•	the percentage of our outstanding shares of common stock beneficially owned by the selling stockholders upon completion of this offering.

Because the selling stockholders may offer all, some or none of the shares of common stock pursuant to this prospectus, and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares of common stock, no definitive estimate can be given as to the amount of shares of common stock that will be held by the selling stockholders after completion of this offer. The following table has been calculated based on 370,130,536 shares of our common stock outstanding as of May 1, 2018, and prepared assuming that the selling stockholders sell all of the shares of common stock beneficially owned by them that have been registered by us pursuant to the registration statement of which this prospectus is a part and do not acquire any additional shares of common stock. We cannot advise you as to whether the selling stockholders will in fact sell any or all of their shares of common stock. Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.

The selling stockholders listed in the table below may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their shares of common stock since the date as of which the information is presented in the table below. Information concerning the selling stockholders may change from time to time, and any changed information will be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

	Beneficial Ownership Prior to Resale Offering		Common Stock Registered Pursuant to This Registration Statement (Maximum Number That May Be Sold)(1)	Beneficial Ownership after Resale Offering (2)
	Total Common Stock	Percentage of Common Stock		Common Stock	Percentage of Class
Associated British Foods Pension Plan (3)	46,211	*	9,536	36,675	*
Beach Point Global Master Fund, L.P. (3)	43,725	*	13,077	30,648	*
Beach Point Multi-Asset Credit Fund Ltd. (3)	119,640	*	33,966	85,674	*
Beach Point Multi-Strategy Credit Master Fund, L.P. (3)	28,424	*	4,979	23,445	*
Beach Point Orange SCF LP (3)	15,718	*	14,074	1,644	*
Beach Point SCF 0166 LP (3)	10,763	*	3,015	7,748	*
Beach Point SCF I LP (3)	63,607	*	18,413	45,194	*
Beach Point SCF IV LLC (3)	31,962	*	8,998	22,964	*
Beach Point SCF Multi-Port LP (3)	77,278	*	21,740	55,538	*
Beach Point SCF VIII Ltd. (3)	22,760	*	6,931	15,829	*
Beach Point SCF X LP (3)	19,052	*	5,788	13,264	*
Beach Point SCF XI LP (3)	35,496	*	10,262	25,234	*
Beach Point Securitized Credit Fund LP (3)	56,996	*	12,207	44,789	*
Beach Point Select Fund LP (3)	60,102	*	14,675	45,427	*
Beach Point Total Return Master Fund, L.P. (3)	180,953	*	53,270	127,683	*
Beach Point TX SCF LP (3)	41,402	*	8,724	32,678	*
Canyon Balanced Master Fund, Ltd. (5)	11,067,524	2.99%	1,508,108	9,559,416	2.58%
Canyon Blue Credit Investment Fund L.P. (5)	251,648	*	38,270	213,378	*
Canyon Distressed Opportunity Investing Fund II, L.P. (4)(5)	701,581	*	106,378	595,203	*
Canyon Distressed Opportunity Master Fund II, L. P. (4)(5)	2,549,343	*	386,595	2,162,748	*
Canyon NZ-DOF Investing L.P. (4)(5)	828,834	*	125,838	702,996	*
Canyon Value Realization Fund, L.P. —Investing (4)(5)	9,787,505	2.64%	1,282,378	8,505,127	2.30%
Canyon Value Realization MAC 18 Ltd. (4)(5)	248,264	*	37,622	210,642	*
The Canyon Value Realization Master Fund, L.P. (4)(5)	15,761,526	4.26%	2,388,324	13,373,202	3.61%
Canyon-ASP Fund, L.P.—Investing (New) (4)(5)	1,678,799	*	254,270	1,424,529	*
Canyon-GRF Master Fund II, L.P. (4)(5)	1,575,364	*	238,703	1,336,661	*
Canyon-SL Value Fund, L.P. (4)(5)	256,740	*	29,838	226,902	*
Centerbridge Credit Partners Master, L.P. (6)	4,004,525	1.08%	671,589	3,332,936	*
Centerbridge Special Credit Partners III, L.P. (7)	830,150	*	139,222	690,928	*
Corporate Capital Trust II (4)(8)	66,020	*	33,490	32,530	*
Diameter Master Fund LP (9)	540,541	*	540,541	0	*
Dwight Place Capital Management LLC (10)	7,716	*	7,716	0	*
Dwight Place Capital Partners LLC (10)	127,419	*	127,419	0	*
ECF Value Fund II, L.P. (11)	3,413,300	*	345,500	3,067,800	*
ECF Value Fund International Master L.P. (11)	993,000	*	60,900	932,100	*
ECF Value Fund, L.P. (11)	1,376,451	*	134,141	1,242,310	*
EP Canyon Ltd. (4)(5)	594,690	*	90,162	504,528	*

	Beneficial Ownership Prior to Resale Offering		Common Stock Registered Pursuant to This Registration Statement (Maximum Number That May Be Sold)(1)	Beneficial Ownership after Resale Offering (2)
	Total Common Stock	Percentage of Common Stock		Common Stock	Percentage of Class
HBOS Final Salary Pension Scheme (3)	34,494	*	9,992	24,502	*
HBK Master Fund L.P. (4)(12)	7,217,837	1.95%	2,162,162	5,055,675	1.37%
HG Vora Special Opportunities Master Fund, Ltd. (13)	8,295,000	2.24%	5,945,946	471,960	*
Highline A Master Fund, LLC (14)	345,185	*	122,625	467,810	*
Highline B Master Fund, LLC (14)	11,185	*	173,500	184,685	*
Highline Capital Master, L.P. (14)	695,992	*	338,063	1,034,055	*
Highline Capital Partners QP, L.P. (14)	1,257,191	*	560,421	1,817,612	*
Highline Capital Partners, L.P. (14)	75,412	*	35,251	110,663	*
Highline Capital Qualified Master, L.P. (14)	129,042	*	106,234	235,276	*
Highline Enhanced Qualified Master, L.P. (14)	10,490	*	15,257	25,747	*
KKR Global Credit Opportunities Master Fund L.P. (4)(8)	436,900	*	135,330	301,570	*
KKR Income Opportunities Fund (3)(8)	591,340	*	73,140	518,200	*
Lloyds Bank Pension Scheme No.1 (3)	43,137	*	8,897	34,240	*
Lloyds Bank Pension Scheme No.2 (3)	18,717	*	3,857	14,860	*
LMA SPC for and on behalf of MAP 98 Segregated Portfolio (15)	783,029	*	527,027	256,002	*
Long Pond Offshore Master, L.P. (16)	942,910	*	942,910	0	*
Long Pond U.S. Master, LP (16)	948,982	*	948,982	0	*
Marathon Blue Grass Credit Fund LP (17)	84,259	*	84,259	0	*
Marathon Special Opportunity Master Fund Ltd (17)	319,421	*	319,421	0	*
Marble Ridge Master Fund LP (4)(18)	284,008	*	135,135	148,873	*
Master SIF SICAV SIF (17)	36,743	*	36,743	0	*
MCP Holdings Master LP (19)	2,536,133	*	1,031,108	1,505,025	*
Mercer QIF Fund PLC (3)	30,349	*	4,735	25,614	*
Monarch Capital Master Partners III LP (19)	3,573,994	*	1,345,622	2,228,372	*
Monarch Capital Master Partners IV LP (19)	2,254,055	*	2,081,918	172,137	*
Monarch Debt Recovery Master Fund Ltd (19)	6,088,051	1.64%	1,399,622	4,688,429	1.27%
Monarch Special Opportunities Master Fund Ltd (19)	3,245,412	*	1,439,027	1,806,385	*
Neuberger Berman Alternative Funds-Neuberger Berman Absolute Return Multi-Manager Fund (20)	50,263	*	6,835	43,428	*
Neuberger Berman Investment Funds Plc (20)	17,344	*	2,360	14,984	*
Oceana Master Fund Ltd. (15)	1,944,522	*	1,159,459	785,063	*
OCM VICI Holdings, LLC (21)	6,781,234	1.83%	1,081,081	5,700,153	1.54%
Pacific Coast Investment Fund LLC (3)	15,293	*	3,134	12,159	*
Pentwater Equity Opportunities Master Fund Ltd. (15)	878,668	*	667,568	211,100	*
Pentwater Merger Arbitrage Master Fund Ltd. (15)	1,918,015	*	1,405,405	512,610	*
Principal Funds, Inc-Global Multi-Strategy Fund (20)	242,155	*	31,586	210,569	*

	Beneficial Ownership Prior to Resale Offering		Common Stock Registered Pursuant to This Registration Statement (Maximum Number That May Be Sold)(1)	Beneficial Ownership after Resale Offering (2)
	Total Common Stock	Percentage of Common Stock		Common Stock	Percentage of Class
PWCM Master Fund Ltd. (15)	6,659,836	1.80%	3,267,568	3,392,268	*
Quantum Partners LP (22)	21,498,926	5.81%	7,027,027	14,471,899	3.91%
Senator Global Opportunity Master Fund LP (23)	21,508,580	5.81%	5,405,405	16,103,175	4.35%
Silver Point Capital Fund, L.P. (24)	4,960,827	1.34%	1,500,000	3,460,827	*
Silver Point Capital Offshore Master Fund, L.P. (24)	8,139,612	2.20%	2,554,054	5,585,558	1.51%
Sound Point Beacon Master Fund, LP (20)	568,717	*	78,829	489,888	*
Sound Point Credit Opportunities Master Fund, LP (20)	761,762	*	102,162	659,600	*
Sound Point Montauk Fund, LP (20)	29,050	*	3,453	25,597	*
SP Co-Invest Fund, LLC (20)	45,045	*	45,045	0	*
Taconic Master Fund 1.5 LP (25)	367,103	*	80,724	286,379	*
Taconic Opportunity Master Fund LP (25)	3,318,708	*	730,087	2,588,621	*
Tactical Value SPN-Global Credit Opportunities L.P. (8)	254,130	*	28,310	225,820	*
TRS Credit Fund L.P. (17)	100,118	*	100,118	0	*

*	Less than 1%.
(1)	The selling stockholders are not obligated to sell all or any portion of our common stock shown as offered by them. Therefore, for purposes of this table, we have assumed that the selling stockholders have sold only the shares of common stock being registered by us pursuant to the registration statement of which this prospectus is a part.
(2)	The registration statement of which this prospectus is a part shall also cover any additional shares of common stock that become issuable in connection with the common stock registered for sale in this prospectus because of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration, which results in an increase in the number of our outstanding shares of common stock.
(3)	We have been advised by the selling stockholder that Beach Point Capital Management LP (“BPCM”), the investment manager of the selling stockholder, has investment discretion and voting power over the shares owned by the selling stockholder and may be deemed to beneficially own such shares. Each of Scott Klein and Carl Goldsmith in their capacity as a managing member of Beach Point GP LLC (“BPGP”), the General Partner of BPCM, may be deemed to beneficially own the shares beneficially owned by BPCM. Notwithstanding the foregoing, each of BPCM, BPGP, Carl Goldsmith and Scott Klein, disclaims beneficial ownership of all shares held by the selling stockholder. The address for Beach Point Capital Management LP is 1620 26th Street, Suite 6000N, Santa Monica, CA 90404.
(4)	This selling stockholder is an affiliate of broker-dealers, and affiliates of this selling stockholder indirectly own interests in other broker-dealers. The selling stockholder has represented to us that it purchased its shares being registered for resale in the ordinary course of its business. In addition, it has represented to us that, at the time of its purchase of its shares being registered for resale, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.
(5)

We have been advised by the selling stockholder that it is currently party to an investment advisory agreement (or similarly titled agreement) with Canyon Capital Advisors LLC (“Canyon”), pursuant to which Canyon is granted discretionary right, power and authority to manage, and vote with respect to certain of, the selling stockholder’s investments, including the selling stockholder’s investment in our common stock registered pursuant to this registration statement (“Voting and Investment Power”). Canyon is ultimately owned by family limited partnerships and/or trusts that are ultimately controlled by

Joshua S. Friedman and Mitchell R. Julis (the “Principals”). Canyon and each of the Principals disclaim beneficial ownership of these shares of our common stock registered pursuant to this registration statement, except to the extent of Voting and Investment Power. The address for Canyon Capital Advisors LLC is 2000 Avenue of the Stars, 11th Floor, Los Angeles, CA 90067.
(6)	We have been advised by the selling stockholder that Centerbridge Credit GP Investors, L.L.C. (the “Master LLC”), serves as the director of Centerbridge Credit Cayman GP, Ltd. (the “Cayman GP”), which, serves as the general partner of Centerbridge Credit Partners Offshore General Partner, L.P., which, in turn, serves as the general partner of Centerbridge Credit Partners Master, L.P. (the “Master Fund”). Jeffrey H. Aronson and Mark T. Gallogly, managing members of the Master LLC, share the power to vote and invest the securities beneficially owned by the Master Fund. Each of Mr. Gallogly and Mr. Aronson disclaims beneficial ownership of the registrable securities.
(7)	We have been advised by the selling stockholder that CSCP III Cayman GP Ltd., (the “Cayman GP”), serves as the general partner of Centerbridge Special Credit Partners General Partner III, L.P. (the “Special Credit III GP”) which, in turn, serves as the general partner of Centerbridge Special Credit Partners III, L.P. (the “SC III Fund”). Jeffrey H. Aronson and Mark T. Gallogly, directors of the Cayman GP, share the power to vote and invest the securities beneficially owned by the SC III Fund. Each of Mr. Gallogly and Mr. Aronson disclaims beneficial ownership of the shares of our common stock registered pursuant to this registration statement. The address for Centerbridge Credit GP Investors, L.L.C. is 375 Park Avenue, 13th Floor, New York, NY 10152.
(8)	We have been advised by the selling stockholder that the shares of our common stock registered pursuant to this registration statement are within a portfolio that is managed by KKR Credit Advisors (US) LLC, or its wholly-owned subsidiary advisor entities. Christopher Sheldon and Jeremiah Lane are the portfolio managers for this investment and have voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for KKR Credit Advisors (US) LLC is 555 California Street, 50th Floor, San Francisco, CA 94104.
(9)	We have been advised by the selling stockholder that the general partner of Diameter Master Fund LP is Diameter Associates LP, which has delegated investment discretion to Diameter Capital Partners LP. Diameter Capital Partners LP, as the investment manager of Diameter Master Fund LP, exercises voting and dispositive control over these shares. Scott Goodwin and Jonathan Lewinsohn are managing members of the general partner of the investment manager. The address for Diameter Master Fund LP is 24 West 40th Street, 5th floor, New York, NY 10018.
(10)	The address for this selling stockholder is 667 Madison Ave, 20th Floor, New York, NY 10065.
(11)	We have been advised by the selling stockholder that Jeffrey Gates is the President of Gates Capital Management Inc., Gates Capital Management, Inc. is the Managing Member of Gates Capital Partners, LLC., Gates Capital Partners, LLC is the General Partner of ECF Value Fund LP, ECF Value Fund II LP, and ECF Value Fund International Master LP and that Mr. Gates has voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for Gates Capital Management Inc. is 1177 Avenue of the Americas, 46th Floor, New York, NY 10036.
(12)	We have been advised by the selling stockholder that HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over these shares of our common stock registered pursuant to this registration statement pursuant to an investment management agreement between HBK Investments L.P. and the selling stockholder. HBK Investments L.P. has delegated discretion to vote and dispose of these shares of our common stock registered pursuant to this registration statement to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P. and HBK Services LLC: Jamiel A. Akhtar, Richard L. Booth and David C. Haley. The address for HBK Investments L.P. is 2101 Cedar Springs Road, Suite 700, Dallas, TX 75201.
(13)	We have been advised by the selling stockholder that HG Vora Capital Management, LLC, is investment adviser to the selling stockholder and that Parag Vora, the portfolio manager at HG Vora Capital Management, LLC has voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for HG Vora Capital Management, LLC, 330 Madison Avenue, 20th floor, New York, NY 10017.
(14)	The address for this selling stockholder is 1 Rockefeller Plaza, 32nd Floor, New York, NY 10020.

(15)	We have been advised by the selling stockholder that Pentwater Capital Management LP has voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for Pentwater Capital Management LP is 614 Davis Street, Evanston, IL 60201.
(16)	We have been advised by the selling stockholder that John Khoury, in his capacity as managing partner of Long Pond Capital, LP, which serves as investment manager to the selling stockholder has voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for Long Pond Capital, LP is 527 Madison Avenue, 15th floor, New York, NY 10022.
(17)	We have been advised by the selling stockholder that Marathon Asset Management L.P. is an investment manager of the selling securityholder and that Louis T. Hanover, an officer of Marathon Asset Management, L.P. has voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for Marathon Asset Management L.P. is One Bryant Park, 38th floor, New York, NY 10036.
(18)	The address for Marble Ridge Master Fund LP is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(19)	We have been advised by the selling stockholder that the selling stockholder has appointed Monarch Alternative Capital LP (“MAC LP”) as its investment manager and has delegated voting and investment control of these shares of our common stock registered pursuant to this registration statement to MAC LP. MAC LP’s general partner is MDRA GP LP (“MDRA”). MDRA’s general partner is Monarch GP LLC (“Monarch GP”). Therefore, MAC LP, MDRA and Monarch GP may be deemed to share voting and investment control over these shares of our common stock registered pursuant to this registration statement. Given the delegation by the selling stockholder of voting and investment control to MAC LP, the selling stockholder should not be considered to beneficially own these shares of our common stock registered pursuant to this registration statement. The address for Monarch Alternative Capital LP is 535 Madison Avenue, 26th Floor, New York, NY 10022.
(20)	We have been advised by the selling stockholder that Sound Point Capital Management, LP has voting and investment control over these shares of our common stock registered pursuant to this registration statement and Marc Sole and Steve Ketchum are the portfolio managers. The address for Sound Point Capital Management, LP is 275 Park Avenue, 33rd floor, New York, NY 10152.
(21)	The address for this selling stockholder is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.
(22)	We have been advised by the selling stockholder that Soros Fund Management LLC serves as principal investment manager to Quantum Partners LP. As such, Soros Fund Management LLC has been granted investment discretion over portfolio investments, including these shares of our common stock registered pursuant to this registration statement held for the account of Quantum Partners LP. George Soros serves as chairman and manager and Robert Soros serves as manager of Soros Fund Management LLC and have voting or investment control over these shares of our common stock registered pursuant to this registration statement. The address for Soros Fund Management LLC is 250 West 55th Street, 38th Floor, New York, New York, 10019.
(23)	We have been advised by the selling stockholder that Senator Investment Group LP serves as investment manager of the Senator Global Opportunity Master Fund LP with the power to vote, or direct the voting of, and dispose, or direct the disposition of, these shares of our common stock registered pursuant to this registration statement. Alexander Klabin and Douglas Silverman have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP. Each of Senator Investment Group LP, Mr. Klabin and Mr. Silverman disclaims any beneficial ownership of the shares. The address for Senator Investment Group LP is 510 Madison Avenue, 28th floor, New York, NY 10022.
(24)	We have been advised by the selling stockholder that Silver Point Capital, L.P. is the investment manager of the selling stockholder and, by reason of such status, may be deemed to be the beneficial owner of these shares of our common stock held by the selling stockholder. Silver Point Capital Management, LLC is the general partner of Silver Point Capital, L.P. and as a result, may be deemed to be the beneficial owner of these shares of our common stock held by the selling stockholder. Edward A. Mulé and Robert J. O’Shea are each members of Silver Point Capital Management, LLC and as a result, may be deemed to be the beneficial owner of these shares of our common stock held by the selling stockholder. The address for Silver Point Capital, L.P. is Two Greenwich Plaza, Greenwich, CT 06830.

(25)	We have been advised by the selling stockholder that Frank Brosens, Manager of the general partner of the selling stockholder has voting and investment control of these shares of our common stock registered pursuant to this registration statement. The address for Taconic Opportunity Master Fund L.P. is 280 Park Avenue, 5th floor, New York, NY 10017.

The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of our common stock in connection with this offering. We will not receive any of the proceeds from the sale of common stock by the selling stockholders but will bear our costs associated with this registration statement in accordance with the terms of the registration rights agreement.

For a description of the material relationships between us and the selling stockholders, see the information set forth under “Certain Relationships and Related Transactions, and Director Independence” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, incorporated by reference in this prospectus.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other permitted transfer after the date of the applicable prospectus (all of whom may be selling stockholders), may sell some or all of the securities covered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which our common stock is listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated, unless lock-up restrictions otherwise apply. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

•	block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which our common stock is listed;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	privately negotiated transactions;

•	short sales, either directly or with a broker-dealer or affiliate thereof;

•	through the writing of options on the common stock, whether or not the options are listed on an options exchange;

•	through loans or pledges of the common stock to a broker-dealer or an affiliate thereof;

•	by entering into transactions with third parties who may (or may cause others to) issue securities convertible or exchangeable into, or the return of which is derived in whole or in part from the value of, our common stock;

•	through the distribution by any selling stockholder to its partners, members or stockholders;

•	one or more underwritten offerings on a firm commitment or best efforts basis; and

•	any combination of any of these methods of sale.

For example, the selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of our common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of shares of our common stock or preferred stock at a stipulated price per share. If the broker-dealer is unable to sell the common stock acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire common stock as principals may thereafter resell the common stock from time to time in transactions on any stock exchange or automated interdealer quotation system on which the common stock is then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

A selling stockholder may also enter into hedging and/or monetization transactions. For example, a selling stockholder may:

•	enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from the selling stockholder to close out any short position;

•	sell short our common stock under this prospectus and use shares of our common stock held by the selling stockholder to close out any short position;

•	enter into options, forwards or other transactions that require the selling stockholder to deliver, in a transaction exempt from registration under the Securities Act, shares of our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer shares of our common stock under this prospectus;

•	loan or pledge shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder’s common stock will otherwise remain unchanged; or

•	enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of common stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions may be an underwriter and, if applicable, will be identified as such in the applicable prospectus supplement (or a post-effective amendment).

The selling stockholders may also sell shares of our common stock pursuant to Rule 144 under the Securities Act.

We do not know of any arrangements by the selling stockholders for the sale of our common stock.

To the extent required under the Securities Act, the names of the selling stockholders, the aggregate amount of selling stockholders’ common stock being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders’ common stock for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the common stock sold by them may be deemed to be underwriting discounts and commissions.

The selling stockholders and other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise.

We agreed to register the common stock under the Securities Act and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have also agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We will not receive any proceeds from sales of any common stock by the selling stockholders.

We cannot assure you that the selling stockholders will sell all or any portion of the common stock offered hereby. All of the foregoing may affect the marketability of the securities offered hereby.

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York. The validity of the shares of common stock sold in this offering and certain other matters of Maryland law will be passed upon for us by Ballard Spahr LLP, Baltimore, Maryland. Kramer Levin Naftalis & Frankel LLP, New York, New York has also represented us with respect to tax and certain corporate matters.

EXPERTS

The consolidated financial statements, and the related financial statement schedules of VICI Properties Inc. and subsidiaries, incorporated in this prospectus by reference from VICI Properties Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Caesars Entertainment Outdoor, incorporated in this Prospectus by reference from VICI Properties Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such combined financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined statement of investments (“combined statement”) of real estate assets to be contributed to VICI Properties Inc., incorporated in this Prospectus by reference from VICI Properties Inc.’s Annual Report on Form 10-K for the year ended December 31, 2017 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such combined statement has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-11 with the SEC with respect to our shares of common stock described in this prospectus. This prospectus, which is a part of such Registration Statement, does not include all of the information that you can find in such Registration Statement or the exhibits and schedules to such Registration Statement. You should refer to the Registration Statement, including its exhibits and schedules, for further information about us and our shares. Statements contained in this prospectus as to the contents of any contract or document are not necessarily complete and, if the contract or document is filed as an exhibit to a registration statement, is qualified in all respects by reference to the relevant exhibit.

The historical audited and unaudited financial statements of Caesars Entertainment Corporation (which are not included or incorporated by reference in this prospectus), as the parent and guarantor of CEOC, our significant lessee, have been filed with the SEC. Caesars Entertainment Corporation files annual, quarterly and current reports and other information with the SEC.

You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our and Caesars’ SEC filings are also available to the public from the SEC’s web site at www.sec.gov, and our SEC filings are available at our website at www.viciproperties.com. None of the information on, or accessible through, our website or any other website identified herein is incorporated into this prospectus, and does not constitute a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. We make no representation as to the accuracy or completeness of the information regarding Caesars that is available through the SEC’s website or otherwise made available by Caesars or any third party, and none of such information is incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be part of this prospectus.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. They contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 28, 2018 and our Annual Report on Form 10-K/A for the year ended December 31, 2017, filed with the SEC on April 30, 2018 (together, our “Form 10-K”);

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2018, filed with the SEC on May 4, 2018;

•	Our current reports on Form 8-K and 8-K/A, filed with the SEC on January 3, 2018, January 17, 2018, January 22, 2018, January 29, 2018, February 2, 2018 (other than the information furnished pursuant to Item 7.01 and excluding Exhibit 99.1), March 15, 2018, April 30, 2018, May 3, 2018, May 7, 2018, May 9, 2018 (other than the information furnished pursuant to Item 7.01 and excluding Exhibit 99.1 and Exhibit 99.2 and May 10, 2018);

•	The description of our common stock, which is contained in Item 1 of our registration statement on Form 8-A filed with the SEC on January 29, 2018.

Any statement made in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus free of charge upon written or oral request. Our filings with the SEC are available on our website at www.viciproperties.com, in the “Investors” section, as soon as reasonably practicable after they are filed with the SEC. The information that is contained on, or is or becomes accessible through, our website is not part of this prospectus. You may also obtain a copy of these filings at no cost by calling us at (702) 820-3800 or writing to us at the following address:

VICI Properties Inc.

430 Park Avenue, 8th Floor

New York, New York 10022

Attn: Secretary

54,054,053 Shares

VICI Properties Inc.

Common Stock

PROSPECTUS

The date of this Prospectus is May 21, 2018.